Exhibit 99.1

Intercorp Financial Services Inc.

First Quarter 2022 Earnings

Lima, Peru, May 12, 2022. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the first quarter 2022. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: IFS’ ROE at 17.4% supported by a 19.1% ROE at Interbank

•	Banking core revenues continue to recover, efficiency at 37%
•	ROIP impacted by market conditions
•	Solid start of the year for IFS
•	IFS controls 100% of Izipay after acquisition of remaining 50%

Interbank: Strong recovery of core business in 1Q22 resulted in 19.1% ROE

•	Solid performance in consumer finance and SME indicators, credit cards & personal loans up 41% YoY
•	Double digit growth in NII and fee income
•	Shift in loan mix and higher rates driving NIM, reaching 4.5% in 1Q22
•	Consistent credit quality metrics, CoR at 1.4%

Interseguro: Earnings grew almost threefold QoQ with ROE at 15.7%

•	Gross premiums plus collections increased 26.0% YoY
•	ROIP of 5.1% in 1Q22, impacted by negative mark-to-market
•	Market leader in annuities with a 31.6% share in 1Q22

Inteligo: Quarterly results affected by negative impacts on investment portfolio

•	1Q22 earnings impacted by losses on investment portfolio
•	Slight decrease in AUM, due to negative M2M valuations

Intercorp Financial Services

SUMMARY

Intercorp Financial Services’ Statement of financial position

S/ million	03.31.21	12.31.21	03.31.22	%chg 03.31.22/ 12.31.21	%chg 03.31.22/ 03.31.21
Assets
Cash and due from banks and inter-bank funds	19,260.5	17,134.5	13,690.8	(20.1)%	(28.9)%
Financial investments	24,678.8	24,547.3	24,306.7	(1.0)%	(1.5)%
Loans, net of unearned interest	43,491.4	45,070.5	44,320.3	(1.7)%	1.9%
Impairment allowance for loans	(2,654.5)	(2,064.9)	(2,039.2)	(1.2)%	(23.2)%
Property, furniture and equipment, net	814.8	815.1	807.7	(0.9)%	(0.9)%
Other assets	4,451.2	4,451.4	4,297.7	(3.5)%	(3.4)%
Total assets	90,042.3	89,953.9	85,383.9	(5.1)%	(5.2)%
Liabilities and equity
Deposits and obligations	49,396.1	48,897.9	46,502.7	(4.9)%	(5.9)%
Due to banks and correspondents and inter-bank funds	9,003.3	8,522.8	7,516.2	(11.8)%	(16.5)%
Bonds, notes and other obligations	8,020.4	8,389.7	7,821.8	(6.8)%	(2.5)%
Insurance contract liabilities	11,768.3	11,958.1	11,031.1	(7.8)%	(6.3)%
Other liabilities	2,932.8	2,630.0	3,490.5	32.7%	19.0%
Total liabilities	81,121.0	80,398.5	76,362.2	(5.0)%	(5.9)%
Equity, net
Equity attributable to IFS' shareholders	8,874.9	9,504.0	8,973.3	(5.6)%	1.1%
Non-controlling interest	46.4	51.3	48.4	(5.8)%	4.3%
Total equity, net	8,921.3	9,555.4	9,021.7	(5.6)%	1.1%
Total liabilities and equity net	90,042.3	89,953.9	85,383.9	(5.1)%	(5.2)%

Intercorp Financial Services’ net profit was S/ 403.3 million in 1Q22, an increase of S/ 138.9 million QoQ, or 52.6%, but a decrease of S/ 125.4 million YoY, or 23.7%.

It is worth mentioning that IFS’ results in 4Q21 were favored by the reversion of loan loss provisions due to refined calculations of the expert criteria in our banking segment for S/ 297.2 million, or S/ 209.5 million after taxes.

IFS’s annualized ROAE was 17.4% in 1Q22, above the 10.9% registered in 4Q21, but below the 23.7% reported in 1Q21.

Intercorp Financial Services’ P&L statement

S/ million	1Q21	4Q21	1Q22	%chg QoQ	%chg YoY
Interest and similar income	1,085.7	1,237.1	1,248.1	0.9%	15.0%
Interest and similar expenses	(251.8)	(290.7)	(303.4)	4.4%	20.5%
Net interest and similar income	833.9	946.3	944.7	(0.2)%	13.3%
Impairment loss on loans, net of recoveries	(189.0)	97.4	(149.6)	n.m.	(20.9)%
Recovery (loss) due to impairment of financial investments	47.2	(0.0)	2.0	n.m.	(95.7)%
Net interest and similar income after impairment loss	692.1	1,043.7	797.1	(23.6)%	15.2%
Fee income from financial services, net	201.3	222.9	204.2	(8.4)%	1.5%
Other income	387.7	(127.2)	104.0	n.m.	(73.2)%
Total premiums earned minus claims and benefits	(117.9)	(20.5)	(20.7)	1.1%	(82.4)%
Net Premiums	211.9	348.6	272.3	(21.9)%	28.5%
Adjustment of technical reserves	(88.9)	(151.5)	(94.9)	(37.4)%	6.7%
Net claims and benefits incurred	(240.9)	(217.6)	(198.1)	(8.9)%	(17.8)%
Other expenses	(512.0)	(639.4)	(581.2)	(9.1)%	13.5%
Income before translation result and income tax	651.0	479.4	503.4	5.0%	(22.7)%
Translation result	(30.6)	(21.6)	(4.9)	(77.1)%	(83.8)%
Income tax	(91.7)	(193.4)	(95.2)	(50.8)%	3.8%
Profit for the period	528.7	264.4	403.3	52.6%	(23.7)%
Attributable to IFS' shareholders	526.3	261.1	401.0	53.6%	(23.8)%
EPS	4.56	2.26	3.47
ROAE	23.7%	10.9%	17.4%
ROAA	2.4%	1.2%	1.8%
Efficiency ratio	30.0%	44.6%	37.2%

Quarter-on-quarter performance

Profits increased 52.6% QoQ mainly due to a lower mark-to-market loss at Inteligo, and positive developments in other income at Interseguro and at the holding company level, in addition to a reduction in other expenses across all three subsidiaries. Moreover, a lower effective tax rate at Interbank and a better translation result also contributed to higher earnings. These factors were partially offset by a normalization in impairment loss on loans at Interbank and a decrease in net fee income at Inteligo and Interbank, as well as in net interest and similar income at Inteligo. Additionally, total premiums earned minus claims and benefits at Interseguro remained relatively stable.

Net interest and similar income decreased S/ 1.6 million QoQ, or 0.2%, mainly explained by lower interest and similar income at Inteligo. This effect was partially compensated by higher interest on due from banks and inter-bank funds and on financial investments at Interbank, as well as a slight increase in net interest and similar income at Interseguro.

Impairment loss on loans, net of recoveries was marked by a base effect from the reversal of provisions recorded in 4Q21, which were determined considering improved credit and payment behavior among Interbank’s retail clients. Setting aside the provision reversal, the quarterly performance was explained by higher provision requirements in the retail loan book, partially offset by lower provisions requirements in the commercial loan book. Furthermore, Interseguro reported a positive performance in results due to impairment of financial investments.

Net fee income from financial services decreased S/ 18.7 million QoQ, or 8.4%, mainly due to sequentially lower commissions across varied services at Interbank, in addition to the effect of a lower foreign exchange rate between periods and lower client activity at Inteligo, amid global markets volatility. These factors were partially offset by higher commissions from banking services and from credit card services at Interbank.

Other income reversed positively QoQ, mainly attributable to a significant recovery in mark-to-market valuations on Inteligo’s proprietary portfolio and an increase in net gain on financial assets at fair value at Interseguro, in addition to a positive contribution from the holding company. These effects were partially compensated by losses in net gain on sale of financial investments at all subsidiaries.

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Total premiums earned minus claims and benefits at Interseguro were S/ -20.7 million in the quarter, relatively stable QoQ. This resulted from a S/ 76.4 million decrease in net premiums, offset by reductions of S/ 56.6 million in adjustment of technical reserves and S/ 19.5 million in net claims and benefits incurred.

Other expenses decreased S/ 58.2 million QoQ, or 9.1%, explained by lower administrative expenses across all subsidiaries, as well as reductions in depreciation and amortization, and other charges at Interbank. Moreover, a decrease in salary expenses at Inteligo also contributed to the reduction in other expenses. These effects were partially offset by slightly higher salaries and employee benefits at Interbank.

IFS’ effective tax rate decreased, from 42.3% in 4Q21 to 19.1% in 1Q22, as a result of a lower effective tax rate at Interbank and the reversal of losses at Inteligo.

Year-on-year performance

Profits decreased 23.7% YoY mainly due to lower other income related to a base effect of extraordinary gains on investments in 1Q21 and higher other expenses, both effects across all three subsidiaries. Moreover, a lower recovery due to impairment of financial investments at Interseguro also explained the reduction in profits. These factors were partially compensated by an increase in net interest and similar income at Interbank and at Interseguro, and an improvement in total premiums earned minus claims and benefits at Interseguro, as well as higher net fee income at Interbank.

Net interest and similar income grew S/ 110.8 million YoY, or 13.3%, mainly due to higher interest on all interest-earning assets at Interbank, in addition to an increase in interest and similar income at Interseguro, driven by growth of the investment portfolio associated with an expansion of the annuities business and a higher inflation rate. These effects were partially offset by lower income from financial investments and interest on loans at Inteligo.

Impairment loss on loans, net of recoveries decreased S/ 39.4 million, or 20.9%, mainly explained by lower requirements in the retail loan book and in loans to the small-sized segment at Interbank.

Net fee income from financial services increased S/ 2.9 million YoY, or 1.5%, mainly due to higher commissions across most products and services at Interbank. This was partially offset by a decrease in fees from funds management at Inteligo, associated with a lower foreign exchange rate compared to the previous year.

Other income declined S/ 283.7 million YoY, mainly attributable to a negative performance in valuation gain from investment property at Interseguro, as well as a lower net gain on sale of financial investments, which occurred as a base effect related to an extraordinary realized gain on sale of sovereign bonds at Interbank in 1Q21 and a loss in net gain on sale of investments at Inteligo in 1Q22.

On a yearly basis, total premiums earned minus claims and benefits at Interseguro improved S/ 97.2 million, explained by S/ 60.4 million growth in net premiums, in addition to a decrease of S/ 42.8 million in net claims and benefits incurred. These effects were partially offset by an increase of S/ 6.0 million in adjustment of technical reserves.

Other expenses grew S/ 69.2 million YoY, or 13.5%, as the result of higher administrative expenses, as well as salaries and employee benefits, both effects across all three subsidiaries, associated with a higher level of activity. It is important to note that salaries and employee benefits grew due to higher employee profit sharing at Interbank.

IFS’ effective tax rate increased, from 14.8% in 1Q21 to 19.1% in 1Q22, as a result of a higher profit contribution from Interbank.

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CONTRIBUTION BY SEGMENTS

The following table shows the contribution of Interbank, Interseguro and Inteligo to Intercorp Financial Services’ net profit. The performance of each of the three segments is discussed in detail in the following sections.

Intercorp Financial Services’ Profit by segment

S/ million	1Q21	4Q21	1Q22	%chg QoQ	%chg YoY
Interbank	319.8	467.1	322.4	(31.0)%	0.8%
Interseguro	137.1	13.4	38.6	n.m.	(71.8)%
Inteligo	86.9	(76.6)	3.0	n.m.	(96.6)%
Corporate and eliminations	(15.0)	(139.4)	39.2	n.m.	n.m.
IFS profit for the period	528.7	264.4	403.3	52.6%	(23.7)%

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Interbank

SUMMARY

Interbank’s profits were S/ 322.4 million in 1Q22, a decrease of S/ 144.7 million QoQ, or 31.0%, but an increase of S/ 2.6 million YoY, or 0.8%. The quarterly result was mainly attributed to higher impairment loss on loans compared to the situation in 4Q21, when the bank registered a reversion of loan loss provisions. Decreases of S/ 8.6 million in other income and S/ 5.0 million in net fee income from financial services, as well as a negative performance in translation result, also contributed to reduce Interbank’s profits. These factors were partially offset by a decrease of S/ 41.5 million in other expenses and an increase of S/ 2.4 million in net interest and similar income, as well as a lower effective tax rate.

The annual performance in net profit was mainly explained by increases of S/ 101.0 million in net interest and similar income, and S/ 23.0 million in net fee income from financial services, as well as lower impairment loss on loans. These effects were partially compensated by S/ 73.5 million lower other income and S/ 50.6 million higher other expenses, in addition to a negative performance in translation result.

Interbank’s ROAE was 19.1% in 1Q22, below the 27.8% and 20.5% registered in 4Q21 and 1Q21, respectively. However, it is worth mentioning that, excluding the one-off impact of the reversion of loan loss provisions in 4Q21, ROAE would have resulted in 15.5% in such quarter.

Banking Segment’s P&L Statement

S/ million	1Q21	4Q21	1Q22	%chg QoQ	%chg YoY
Interest and similar income	865.0	983.5	1,010.0	2.7%	16.8%
Interest and similar expense	(218.1)	(237.9)	(261.9)	10.1%	20.1%
Net interest and similar income	647.0	745.6	748.0	0.3%	15.6%
Impairment loss on loans, net of recoveries	(188.9)	97.8	(151.7)	n.m.	(19.7)%
Recovery (loss) due to impairment of financial investments	(0.0)	0.1	(0.1)	n.m.	18.6%
Net interest and similar income after impairment loss	458.0	843.5	596.3	(29.3)%	30.2%
Fee income from financial services, net	160.2	188.2	183.2	(2.7)%	14.3%
Other income	184.6	119.7	111.1	(7.2)%	(39.8)%
Other expenses	(403.9)	(496.0)	(454.5)	(8.4)%	12.5%
Income before translation result and income tax	398.8	655.4	436.1	(33.5)%	9.3%
Translation result	1.6	(14.2)	(28.4)	n.m.	n.m.
Income tax	(80.7)	(174.2)	(85.2)	(51.1)%	5.6%
Profit for the period	319.8	467.1	322.4	(31.0)%	0.8%
ROAE	20.5%	27.8%	19.1%
Efficiency ratio	39.1%	42.2%	41.7%
NIM	3.7%	4.4%	4.5%
NIM on loans	6.9%	7.4%	7.1%

INTEREST-EARNING ASSETS

Interbank’s interest-earning assets reached S/ 62,691.2 million as of March 31, 2022, a reduction of 4.7% QoQ and 6.5% YoY.

The quarterly reduction in interest-earning assets was attributed to decreases of 20.1% in cash and due from banks and inter-bank funds and 1.7% in loans, partially offset by an increase of 4.8% in financial investments. The reduction in cash and due from banks and inter-bank funds was mainly due to lower deposits and reserve funds at the Central Bank. The increase in financial investments was mainly a result of higher balances of Central Bank Certificates of Deposits (CDBCR), sovereign bonds and corporate bonds from non-financial institutions, partially offset by lower balances of corporate bonds from financial institutions and global bonds.

The YoY decrease in interest-earning assets was attributed to a 35.9% reduction in cash and due from banks and inter-bank funds, partially compensated by increases of 5.5% in financial investments and 3.9% in loans. The decrease in cash and due from banks and inter-bank funds resulted mainly from lower deposits and reserve funds at the Central Bank. The increase in financial investments resulted from higher volumes of sovereign bonds, CDBCR and corporate bonds, partially offset by lower balances of global bonds.

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Interest-earning assets

S/ million	03.31.21	12.31.21	03.31.22	%chg 03.31.22/ 12.31.21	%chg 03.31.22/ 03.31.21
Cash and due from banks and inter-bank funds	17,968.5	14,420.8	11,518.4	(20.1)%	(35.9)%
Financial investments	10,003.1	10,062.2	10,549.3	4.8%	5.5%
Loans	39,112.9	41,307.4	40,623.5	(1.7)%	3.9%
Total interest-earning assets	67,084.4	65,790.4	62,691.2	(4.7)%	(6.5)%

Loan portfolio

S/ million	03.31.21	12.31.21	03.31.22	%chg 03.31.22/ 12.31.21	%chg 03.31.22/ 03.31.21
Performing loans
Retail	17,870.3	20,261.1	21,067.1	4.0%	17.9%
Commercial	21,907.3	20,963.5	19,645.0	(6.3)%	(10.3)%
Total performing loans	39,777.6	41,224.6	40,712.0	(1.2)%	2.3%
Restructured and refinanced loans	267.9	236.5	254.2	7.5%	(5.1)%
Past due loans	1,347.8	1,550.7	1,334.2	(14.0)%	(1.0)%
Total gross loans	41,393.3	43,011.8	42,300.4	(1.7)%	2.2%
Add (less)
Accrued and deferred interest	373.9	357.7	361.7	1.1%	(3.3)%
Impairment allowance for loans	(2,654.3)	(2,062.1)	(2,038.7)	(1.1)%	(23.2)%

The evolution of performing loans was affected by the disbursement and maturity or prepayment of commercial loans under the Reactiva Peru Program. As of March 31, 2022, these performing loans amounted S/ 3,877.5 million, compared to balances of S/ 4,429.5 million as of December 31, 2021 and S/ 6,348.4 million as of March 31, 2021.

Performing loans reduced 1.2% QoQ, as commercial loans decreased 6.3%, partially offset by 4.0% growth in retail loans. Excluding the effect of the Reactiva Peru Program in the comparing periods, total performing loans would have maintained relatively stable and commercial loans would have decreased 4.6% QoQ.

The reduction in commercial loans was a result of lower trade finance loans mainly in the corporate segment, as well as lower short and medium-term lending, and leasing operations; both across the mid-sized and corporate segments. These effects were partially compensated by higher loans of all commercial products in the small-sized segment.

Retail loans grew 4.0% QoQ due to increases of 5.6% in consumer loans and 1.6% in mortgages. Growth in consumer loans resulted from higher balances of credit cards and cash loans, while payroll deduction loans remained relatively stable. The increase in mortgage loans was explained by higher demand in both traditional and MiVivienda products.

Performing loans grew 2.3% YoY explained by a 17.9% increase in retail loans, partially offset by a 10.3% reduction in commercial loans. Excluding the effect of the Reactiva Peru Program in the comparing periods, total performing loans and commercial loans would have increased 10.2% and 1.3% YoY, respectively.

The YoY growth in retail loans was due to increases of 24.1% in consumer loans and 9.5% in mortgages. The increase in consumer loans resulted from higher credit cards and payroll deduction loans, among others. Growth in mortgages was due to higher demand in both traditional and MiVivienda products.

The annual reduction in commercial loans was mainly explained by lower balances of Reactiva Peru loans within short and medium-term lending, as well as lower leasing operations; both effects across all business segments. These factors were partially offset by higher trade finance loans.

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In 1Q22 and 4Q21, Interbank’s rescheduled portfolio of Reactiva Peru loans amounted to S/ 1,974.2 million and S/ 1,932.4 million, respectively. This represented 46.1% of total Reactiva Peru loans in 1Q22 and 40.3% in 1Q22. It is worth mentioning that these loans are guaranteed in large part by the Peruvian government.

Breakdown of retail loans

S/ million	03.31.21	12.31.21	03.31.22	%chg 03.31.22/ 12.31.21	%chg 03.31.22/ 03.31.21
Consumer loans:
Credit cards & other loans	5,778.0	7,471.8	8,145.5	9.0%	41.0%
Payroll deduction loans(1)	4,445.2	4,542.1	4,545.3	0.1%	2.3%
Total consumer loans	10,223.3	12,013.9	12,690.8	5.6%	24.1%
Mortgages	7,647.0	8,247.1	8,376.3	1.6%	9.5%
Total retail loans	17,870.3	20,261.1	21,067.1	4.0%	17.9%
(1)	Payroll deduction loans to public sector employees.

FUNDING STRUCTURE

Funding structure

S/ million	03.31.21	12.31.21	03.31.22	%chg 03.31.22/ 12.31.21	%chg 03.31.22/ 03.31.21
Deposits and obligations	46,636.8	44,966.3	42,885.9	(4.6)%	(8.0)%
Due to banks and correspondents and inter-bank funds	8,672.4	8,112.7	7,237.7	(10.8)%	(16.5)%
Bonds, notes and other obligations	6,674.7	6,939.0	6,472.1	(6.7)%	(3.0)%
Total	61,983.9	60,018.0	56,595.7	(5.7)%	(8.7)%
% of funding
Deposits and obligations	75.2%	74.9%	75.8%
Due to banks and correspondents and inter-bank funds	14.0%	13.5%	12.8%
Bonds, notes and other obligations	10.8%	11.6%	11.4%

Interbank's funding base was still influenced by the funds provided by the Central Bank, associated with the bank’s involvement in the Reactiva Peru Program. As of March 31, 2022, the balance of such special funding was S/ 3,688.1 million, compared to S/ 4,389.9 million as of December 31, 2021 and S/ 5,661.9 million as of March 31, 2021.

The bank’s total funding base declined 5.7% QoQ, compared to the 4.7% decrease of interest-earning assets. This was explained by reductions of 10.8% in due to banks and correspondents and inter-bank funds, 6.7% in bonds, notes and other obligations, and 4.6% in deposits and obligations. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base and due to banks and correspondents and inter-bank funds would have decreased 4.9% and 4.7% QoQ, respectively.

The decline in due to banks and correspondents and inter-bank funds was mainly the result of lower long-term funding from the Central Bank, which was compensated by higher short-term funding provided by correspondent banks abroad and COFIDE.

The QoQ decline in bonds, notes and other obligations was mainly attributable to a 7.2% reduction of the foreign exchange rate with respect to 4Q21.

The quarterly reduction in deposits and obligations was mainly due to decreases of 21.5% in institutional deposits and 3.1% in retail deposits, while commercial deposits remained stable.

The bank’s total funding base decreased 8.7% YoY, more than the 6.5% annual reduction in interest-earning assets. This was explained by decreases of 16.5% in due to banks and correspondents and inter-bank funds, 8.0% in deposits and obligations, and 3.0% in bonds, notes and other obligations. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base would have reduced 6.1%, while due to banks and correspondents and inter-bank funds would have increased 17.9% YoY.

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The annual decrease in due to banks and correspondents and inter-bank funds was mainly the result of a reduction in long-term funding provided by the Central Bank and COFIDE, associated with lower funds for the Reactiva Peru Program. These effects were partially offset by higher short-term funding provided by correspondent banks abroad and COFIDE.

The annual reduction in deposits and obligations was mainly explained by decreases of 42.1% in institutional deposits and 6.6% in commercial deposits, partially offset by an increase of 5.1% in retail deposits.

The YoY decrease in bonds, notes and other obligations was mainly attributable to a lower volume given the execution of an optional redemption of S/ 110.0 million local subordinated bonds in September 2021.

As of March 31, 2022, the proportion of deposits and obligations to total funding was 75.8%, higher than the 75.2% reported as of March 31, 2021. Likewise, the proportion of institutional deposits to total deposits decreased from 18.2% as of March 31, 2021 to 11.4% as of March 31, 2022.

Breakdown of deposits

S/ million	03.31.21	12.31.21	03.31.22	%chg 03.31.22/ 12.31.21	%chg 03.31.22/ 03.31.21
By customer service:
Retail	21,115.3	22,911.8	22,190.3	(3.1)%	5.1%
Commercial	16,534.4	15,443.0	15,447.6	0.0%	(6.6)%
Institutional	8,480.3	6,251.7	4,907.7	(21.5)%	(42.1)%
Other	506.9	359.8	340.4	(5.4)%	(32.8)%
Total	46,636.8	44,966.3	42,885.9	(4.6)%	(8.0)%
By type:
Demand	13,603.1	12,310.6	12,417.2	0.9%	(8.7)%
Savings	18,738.5	22,541.9	21,592.0	(4.2)%	15.2%
Time	14,280.9	10,107.7	8,862.0	(12.3)%	(37.9)%
Other	14.3	6.1	14.7	n.m.	3.1%
Total	46,636.8	44,966.3	42,885.9	(4.6)%	(8.0)%

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	1Q21	4Q21	1Q22	%chg QoQ		%chg YoY
Interest and similar income	865.0	983.5	1,010.0	2.7%		16.8%
Interest and similar expense	(218.1)	(237.9)	(261.9)	10.1%		20.1%
Net interest and similar income	647.0	745.6	748.0	0.3%		15.6%
NIM	3.7%	4.4%	4.5%	10	bps	80	bps

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Interest and similar income

S/ million	1Q21	4Q21	1Q22	%chg QoQ		%chg YoY
Interest and similar income
Due from banks and inter-bank funds	6.1	21.1	34.4	62.8%		n.m.
Financial investments	62.9	72.4	87.4	20.7%		38.8%
Loans	796.0	890.0	888.2	(0.2)%		11.6%
Total Interest and similar income	865.0	983.5	1,010.0	2.7%		16.8%
Average interest-earning assets	69,134.6	68,453.0	66,291.2	(3.2)%		(4.1)%
Average yield on assets (annualized)	5.0%	5.7%	6.1%	40	bps	110	bps

Interest and similar expense

S/ million	1Q21	4Q21	1Q22	%chg QoQ		%chg YoY
Interest and similar expense
Deposits and obligations	(90.8)	(105.2)	(134.3)	27.7%		47.9%
Due to banks and correspondents and inter-bank funds	(38.1)	(39.6)	(38.8)	(1.9)%		1.8%
Bonds, notes and other obligations	(89.1)	(93.2)	(88.8)	(4.7)%		(0.4)%
Total Interest and similar expense	(218.1)	(237.9)	(261.9)	10.1%		20.1%
Average interest-bearing liabilities	61,220.4	60,903.4	58,306.9	(4.3)%		(4.8)%
Average cost of funding (annualized)	1.4%	1.6%	1.8%	20	bps	40	bps

QoQ Performance

Net interest and similar income slightly grew 0.3% QoQ due to a 2.7% increase in interest and similar income, almost completely offset by 10.1% growth in interest and similar expense.

The higher interest and similar income was due to increases of 62.8% in interest on due from banks and inter-bank funds and 20.7% in interest on financial investments, partially compensated by a reduction of 0.2% in interest on loans.

Interest on due from banks and inter-bank funds grew S/ 13.3 million QoQ, or 62.8%, explained by a 60 basis point increase in the nominal average rate, in spite of a 18.6% reduction in the average volume due to lower deposits at the Central Bank.

Interest on financial investments increased S/ 15.0 million QoQ, or 20.7%, due to a 40 basis point increase in the average yield, from 3.0% in 4Q21 to 3.4% in 1Q22, in addition to 6.2% growth in the average volume.

Interest on loans remained relatively stable QoQ. On one hand, the average rate on loans stabilized at 8.3% in 1Q22, as the effect of a shift in loan mix towards retail banking compensated slightly lower rates across the board compared to the previous quarter. On the other hand, the average volume of loans remained stable as growth of 4.2% in retail loans was offset by a decrease of 3.1% in commercial loans.

In the retail portfolio, average volumes increased 6.0% in consumer loans and 1.5% in mortgages. In the commercial portfolio, average volumes decreased 4.4% in short and medium-term loans, 3.9% in leasing operations and 0.7% in trade finance loans. For the first time in seven quarters, average balances of retail loans were higher than those of the commercial portfolio.

The nominal average yield on interest-earning assets increased 40 basis points QoQ, from 5.7% in 4Q21 to 6.1% in 1Q22, in line with the higher returns on due from banks and investments.

The higher interest and similar expense was due to an increase of 27.7% in interest on deposits and obligations, despite reductions of 4.7% in interest on bonds, notes and other obligations, and 1.9% in interest on due to banks and correspondents.

The quarterly growth in interest on deposits and obligations was due to a 30 basis point increase in the average cost, from 0.9% in 4Q21 to 1.2% in 1Q22, partially offset by a 4.0% decrease in the average volume. The increase in the average cost was due to higher rates paid to institutional deposits and certain commercial deposits following the Central Bank’s decision to increase the monetary

10

policy rate. However, the average rate on retail deposits remained stable. By currency, average balances of soles-denominated deposits decreased 6.7% while average dollar-denominated deposits increased 0.9%.

The 4.7% reduction in interest on bonds, notes and other obligations was mainly due to a lower average balance of such obligations in the same magnitude, as a result of a 5.4% lower average foreign exchange rate with respect to 4Q21.

Interest on due to banks and correspondents declined 1.9%, explained by a 5.3% reduction in the average volume, while the average cost remained relatively stable. The decrease in the average volume was mostly attributed to lower funding from the Central Bank.

The average cost of funding increased 20 basis points, from 1.6% in 4Q21 to 1.8% in 1Q22, as a consequence of the higher cost of deposits.

As a result of the above, net interest margin was 4.5% in 1Q22, 10 basis points higher than the 4.4% reported in 4Q21.

YoY Performance

Net interest and similar income grew 15.6% YoY due to a 16.8% increase in interest and similar income, partially offset by 20.1% growth in interest and similar expense.

The higher interest and similar income was due to increases of more than five-fold in interest on due from banks and inter-bank funds, 38.8% in interest on financial investments and 11.6% in interest on loans.

Interest on due from banks and inter-bank funds grew S/ 28.3 million YoY, or more than five-fold, explained by growth of 100 basis points in the average yield, despite a 27.3% reduction in the average volume. The higher yield was attributed to the effect of a higher policy rate on the return of deposits at the Central Bank and inter-bank funds, while the lower average volume was explained by significantly lower deposits at the Central Bank.

Interest on financial investments increased S/ 24.5 million YoY, or 38.8%, mainly due to growth of 70 basis points in the average yield and 8.7% in the average volume. The increase in the average volume was the result of higher average balances of corporate bonds, CDBCR and sovereign bonds, partially offset by lower balances of global bonds.

Interest on loans grew S/ 92.2 million YoY, or 11.6%, explained by increases of 70 basis points in the average yield and 2.9% in the average volume.

On one hand, the increase in the average rate on loans, from 7.6% in 1Q21 to 8.3% in 1Q22, was mainly due to higher yields on consumer and commercial loans. On the other hand, the higher average volume of loans was attributed to growth of 12.0% in retail loans, partially offset by a 5.0% reduction in commercial loans. In the retail portfolio, average volumes grew due to increases of 13.8% in consumer loans and 9.5% in mortgages. In the commercial portfolio, the lower average volume was mainly attributed to certain maturities and prepayments of loans under the Reactiva Peru Program, which resulted in decreasing volumes in working capital loans and leasing operations, despite a strong surge in trade finance loans.

The nominal average yield on interest-earning assets increased 110 basis points YoY, from 5.0% in 1Q21 to 6.1% in 1Q22, in line with the higher returns on all components of interest-earning assets.

Interest and similar expense grew 20.1% mainly due to increases of 47.9% in interest on deposits and obligations, and 1.8% in interest on due to banks and correspondents, while interest on bonds, notes and other obligations remained relatively stable.

Interest on deposits and obligations increased S/ 43.5 million YoY, or 47.9%, mostly explained by a 40 basis point increase in the average cost, from 0.8% in 1Q21 to 1.2% in 1Q22. Offsetting this, the average volume of deposits declined 3.7% YoY. By currency, average balances of soles-denominated deposits decreased 9.7% while average dollar-denominated deposits increased 8.5%.

Interest on due to banks and correspondents grew S/ 0.7 million YoY, or 1.8%, following a 30 basis point increase in the average cost, from 1.7% in 1Q21 to 2.0% in 1Q22, partially compensated by a 15.0% decrease in the average volume. On one hand, the average cost increased in line with higher policy rates globally. On the other hand, the decrease in the average volume was mostly due to lower funding from the Central Bank, in turn related to the bank’s participation in the Reactiva Peru Program.

11

Interest on bonds, notes and other obligations remained stable as a lower average cost from the redemption of S/ 110.0 million subordinated bonds in the local market in September 2021 was compensated by the effect on the average volume of a 4.2% depreciation of the average foreign exchange rate with respect to 1Q21.

The average cost of funding increased 40 basis points, from 1.4% in 1Q21 to 1.8% in 1Q22, as a result of the higher implicit cost of deposits and due to banks and correspondents.

As a result of the above, net interest margin was 4.5% in 1Q22, 80 basis points higher than the 3.7% reported in 1Q21.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment loss on loans, net of recoveries was marked by a base effect from the reversal of provisions recorded in 4Q21, which were determined considering improved credit and payment behavior among Interbank’s retail clients. Setting aside the provision reversal, the quarterly performance was explained by higher provision requirements in the retail loan book, partially offset by lower provisions requirements in the commercial loan book. In the retail portfolio, the increase in provisions was mainly driven by higher requirements in credit cards and mortgage loans. Conversely, the decrease in provisions in the commercial portfolio was explained by lower requirements in loans to the small-sized segment.

The annual decrease in provisions was mainly explained by lower requirements in the retail loan book and in loans to the small-sized segment.

As a result of the above, the annualized ratio of impairment loss on loans to average loans was 1.4% in 1Q22, lower compared to the 1.8% reported in 1Q21. Moreover, excluding the one-off impact of the reversion of loan loss provisions in 4Q21, cost of risk would have resulted in 1.9% in such quarter.

Impairment loss on loans, net of recoveries

S/ million	1Q21	4Q21	1Q22	%chg QoQ		%chg YoY
Impairment loss on loans, net of recoveries	(188.9)	97.8	(151.7)	n.m.		(19.7)%
Impairment loss on loans/average gross loans	1.8%	(0.9)%	1.4%	n.m.		-40	bps
S3 NPL ratio (at end of period)	3.1%	3.1%	2.9%	-20	bps	-20	bps
S3 NPL coverage ratio (at end of period)	212.8%	159.4%	168.7%	930	bps	n.m.
Impairment allowance for loans	2,654.3	2,062.1	2,038.7	(1.1)%		(23.2)%

The Stage 3 NPL ratio decreased 20 basis points QoQ and YoY, to 2.9% in 1Q21. The quarterly reduction was due to a 20 basis point decrease in retail loans’ NPL, while the commercial portfolio remained stable in terms of credit quality. The lower Stage 3 NPL ratio YoY was explained by a 220 basis point decrease in the retail portfolio NPL, partially offset by a 160 basis point increase in the commercial portfolio NPL.

Furthermore, the S3 NPL coverage ratio was 168.7% as of March 31, 2022, higher than the 159.4% reported as of December 31, 2021 but lower than the 212.8% registered as of March 31, 2021.

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services decreased S/ 5.0 million QoQ, or 2.7%, mainly explained by lower fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, fees from indirect loans and fees from collection services. These factors were partially offset by higher commissions from banking services and from credit card services.

Net fee income from financial services grew S/ 23.0 million YoY, or 14.3%, mainly due to higher commissions from credit card services, fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, in addition to increased fees from banking services and fees from collection services.

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Fee income from financial services, net

S/ million	1Q21	4Q21	1Q22	%chg QoQ	%chg YoY
Income
Commissions from credit card services	71.1	95.3	95.5	0.3%	34.3%
Commissions from banking services	74.5	74.2	79.8	7.6%	7.2%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	53.5	65.3	60.1	(8.0)%	12.4%
Fees from indirect loans	15.9	16.1	15.7	(2.6)%	(1.3)%
Collection services	12.5	14.2	13.8	(2.6)%	9.9%
Other	14.5	11.9	10.6	(10.5)%	(26.5)%
Total income	241.9	276.9	275.5	(0.5)%	13.9%
Expenses
Insurance	(26.3)	(24.9)	(25.5)	2.4%	(3.0)%
Fees paid to foreign banks	(5.5)	(6.0)	(5.7)	(4.9)%	4.6%
Other	(49.9)	(57.8)	(61.1)	5.8%	22.4%
Total expenses	(81.7)	(88.7)	(92.4)	4.1%	13.0%
Fee income from financial services, net	160.2	188.2	183.2	(2.7)%	14.3%

OTHER INCOME

Other income decreased S/ 8.6 million QoQ, mainly explained by a lower net gain on foreign exchange transactions and on financial assets at fair value through profit or loss, as well as by a higher net loss on sale of financial investments.

Other income decreased S/ 73.5 million YoY mostly due to a lower net gain on sale of financial investments, which occurred as a base effect related to an extraordinary realized gain on sale of sovereign bonds in 1Q21. This factor was partially compensated by higher net gain on foreign exchange transactions and on financial assets at fair value through profit or loss.

Other income

S/ million	1Q21	4Q21	1Q22		%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	69.6	84.1	79.6	(1)	(5.3)%	14.3%
Net gain on sale of financial investments	98.5	(0.3)	(3.3)		n.m.	n.m.
Other	16.5	35.9	34.8		(3.2)%	n.m.
Total other income	184.6	119.7	111.1		(7.2)%	(39.8)%

(1)	Includes S/ 113.5 million of net gain on foreign exchange transactions and S/ -33.9 million of net gain (loss) on financial assets at fair value though profit or loss (derivatives).

OTHER EXPENSES

Other expenses decreased S/ 41.5 million QoQ, or 8.4%, but increased S/ 50.6 million YoY, or 12.5%.

The quarterly reduction in other expenses was explained by lower administrative expenses, depreciation and amortization, and other charges, partially offset by slightly higher salaries and employee benefits.

The annual growth was the result of increases in salaries and employee benefits, administrative expenses associated with a higher level of activity, and depreciation and amortization charges.

It is important to note that salaries and employee benefits grew due to higher employee profit sharing.

The efficiency ratio was 41.7% in 1Q22, compared to the 42.2% reported in 4Q21 and the 39.1% registered in 1Q21.

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Other expenses

S/ million	1Q21	4Q21	1Q22	%chg QoQ		%chg YoY
Salaries and employee benefits	(136.1)	(160.3)	(162.8)	1.6%		19.6%
Administrative expenses	(192.4)	(217.6)	(210.5)	(3.2)%		9.4%
Depreciation and amortization	(59.1)	(66.8)	(61.1)	(8.6)%		3.3%
Other	(16.2)	(51.3)	(20.1)	(60.8)%		23.9%
Total other expenses	(403.9)	(496.0)	(454.5)	(8.4)%		12.5%
Efficiency ratio	39.1%	42.2%	41.7%	-50	bps	260	bps

REGULATORY CAPITAL

The ratio of regulatory capital to risk-weighted assets (RWA) was 15.5% as of March 31, 2022, below the 15.9% reported as of December 31, 2021 and the 16.9% registered as of March 31, 2021.

In 1Q22, regulatory capital decreased 1.7% QoQ, mainly attributed to the effect of a lower foreign exchange rate on the balance of subordinated, dollar-denominated bonds. RWA grew 0.8% QoQ due to higher capital requirements for credit risk, operating risk and market risk. The higher RWA for credit risk were attributed to an increase of RWA for other assets, partially offset by lower RWA for loans and financial investments.

The annual reduction in the total capital ratio was due to a 10.2% increase in RWA, partially offset by 0.8% growth in regulatory capital. The YoY increase in RWA was mostly attributed to higher capital requirements for credit risk and operating risk. RWA for credit risk grew due to higher RWA for loans and investments, in addition to a higher risk weight applied to intangible assets by disposition of the SBS, with impact on the bank’s increasing digital investments.

Regulatory capital increased YoY mainly as a result of the addition of S/ 780.0 million in capital, reserves and earnings with capitalization agreement during the last twelve months. These effects were partially compensated by higher unrealized loss on investments available for sale and the execution of an optional redemption of S/ 110.0 million local subordinated bonds in September 2021.

Also, it is worth mentioning that in June 2021, the SBS issued the Official Document No. 27358-2021 which refers to the Emergency Decree No. 037-2021, by which it established that, from April 2021 to March 2022, the minimum regulatory capital ratio requirement is reduced from 10% to 8%. Subsequently, the Decree N°003-2022 stated that the minimum regulatory capital requirement must be maintained at 8% until August 2022 and then raised to 8.5% until March 2023, when the 10% minimum would be restored.

As of March 31, 2022, Interbank’s capital ratio of 15.5% was significantly higher than its risk-adjusted minimum capital ratio requirement, established at 9.0%. As previously mentioned, the minimum regulatory capital ratio requirement was 8.0%, while the additional capital requirement for Interbank was 1.0% as of March 31, 2022. Furthermore, Core Equity Tier 1 (CET1) was 10.9% as of March 31, 2022, below the 11.4% reported as of March 31, 2021.

Regulatory capital

S/ million	03.31.21	12.31.21	03.31.22	%chg 03.31.22/ 12.31.21		%chg 03.31.22/ 03.31.21
Tier I capital	6,039.0	6,262.1	6,302.4	0.6%		4.4%
Tier II capital	2,867.3	2,873.5	2,675.5	(6.9)%		(6.7)%
Total regulatory capital	8,906.3	9,135.6	8,977.9	(1.7)%		0.8%
Risk-weighted assets (RWA)	52,684.0	57,570.3	58,039.6	0.8%		10.2%
Total capital ratio	16.9%	15.9%	15.5%	-40	bps	-140	bps
Tier I capital / RWA	11.5%	10.9%	10.9%	0	bps	-60	bps
CET1	11.4%	12.5%	10.9%	-160	bps	-50	bps

14

Interseguro

SUMMARY

Interseguro’s profits reached S/ 38.6 million in 1Q22, an increase of S/ 25.2 million QoQ, but a decrease of S/ 98.5 million compared to 1Q21.

The quarterly growth was mainly explained by positive developments in translation result, other income and in recovery due to impairment of financial investments, for S/ 12.8 million, S/ 5.9 million and S/ 4.1 million, respectively, in addition to a S/ 1.6 million reduction in other expenses.

The annual performance in bottom-line results was mainly due to negative performances of S/ 167.3 million in other income and S/ 41.8 million in recovery due to impairment of financial investments, as well as S/ 20.5 million higher other expenses. These effects were partially compensated by improvements of S/ 97.2 million in total premiums earned minus claims and benefits, S/ 18.5 million in net interest and similar income, and S/ 15.1 million in translation result.

As a result of the contribution of other income, Interseguro’s ROAE was 15.7% in 1Q22, an improvement compared to the 5.7% registered in 4Q21, but lower than the extraordinary high level of 56.6% reported in 1Q21.

Insurance Segment’s P&L Statement

S/ million	1Q21	4Q21	1Q22	%chg QoQ	%chg YoY
Interest and similar income	175.9	211.9	202.6	-4.4%	15.2%
Interest and similar expenses	(22.5)	(40.6)	(30.7)	-24.3%	36.4%
Net Interest and similar income	153.4	171.3	171.9	0.3%	12.1%
Recovery (loss) due to impairment of financial investments	46.9	1.0	5.1	n.m.	-89.1%
Net Interest and similar income after impairment loss	200.3	172.4	177.0	2.7%	-11.6%
Fee income from financial services, net	(2.4)	(2.7)	(2.1)	-20.3%	-12.1%
Other income	150.6	(22.6)	(16.7)	(26.4)%	n.m.
Total premiums earned minus claims and benefits	(117.9)	(20.5)	(20.7)	1.3%	(82.4)%
Net premiums	211.9	348.7	272.3	-21.9%	28.5%
Adjustment of technical reserves	(88.9)	(151.5)	(94.9)	(37.4)%	6.7%
Net claims and benefits incurred	(240.9)	(217.6)	(198.1)	(8.9)%	-17.8%
Other expenses	(78.8)	(100.9)	(99.3)	-1.6%	26.1%
Income before translation result and income tax	151.8	25.8	38.2	48.3%	(74.8)%
Translation result	(14.7)	(12.4)	0.4	n.m.	n.m.
Income tax	—	—	—	n.m.	n.m.
Profit for the period	137.1	13.4	38.6	189.4%	(71.8)%
ROAE	56.6%	5.7%	15.7%
Efficiency ratio	10.0%	16.2%	15.9%

15

RESULTS FROM INVESTMENTS

Results from Investments (1)

S/ million	1Q21	4Q21	1Q22	%chg QoQ	%chg YoY
Interest and similar income	175.9	211.9	202.6	(4.4)%	15.2%
Interest and similar expenses	(10.8)	(27.1)	(18.2)	(32.8)%	68.3%
Net interest and similar income	165.1	184.8	184.4	(0.2)%	11.7%
Recovery (loss) due to impairment of financial investments	46.9	1.0	5.1	n.m.	(89.1)%
Net Interest and similar income after impairment loss	212.0	185.9	189.5	2.0%	(10.6)%
Net gain (loss) on sale of financial investments	87.6	31.3	(7.3)	n.m.	n.m.
Net gain (loss) on financial assets at fair value through profit or loss	16.3	(26.5)	2.5	n.m.	(84.8)%
Rental income	8.3	14.9	16.4	9.7%	98.0%
Gain on sale of investment property	—	—	—	n.m.	n.m.
Valuation gain (loss) from investment property	35.5	(47.3)	(30.8)	(34.9)%	n.m.
Other(1)	(4.2)	(4.9)	(4.5)	(9.0)%	5.9%
Other income	143.4	(32.5)	(23.7)	n.m.	n.m.
Results from investments	355.4	153.3	165.8	8.1%	(53.3)%

(1)	Only includes transactions related to investments.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 184.4 million in 1Q22, relatively stable QoQ, and 11.7% higher YoY.

The annual performance was mainly explained by a S/ 26.7 million increase in interest and similar income, driven by growth of the investment portfolio, partially offset by a S/ 7.5 million increase in interest and similar expenses. In both cases, growth was associated with an expansion of the annuities business and a higher inflation rate.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Recovery due to impairment of financial investments was S/ 5.1 million in 1Q22, compared to a recovery of S/ 1.0 million in 4Q21 and S/ 46.9 million in 1Q21.

The positive performance was mainly due to a reversion of provision for impairment on a fixed income investment that was upgraded from B+ to BB- in 1Q22, after having been upgraded from CCC+ to B in 1Q21.

OTHER INCOME

Other income (loss) related to investments was S/ -23.7 million in 1Q22, compared to S/ -32.5 million in 4Q21 and an extraordinary high level of S/ 143.4 million reported in 1Q21.

The quarterly and annual performances were mainly explained by negative developments of S/ 38.6 million and S/ 94.9 million, respectively, in net gain on sale of financial investments. The annual decrease was also attributed to a negative performance of S/ 66.3 million in valuation gain from investment property, however the quarterly loss was partially offset by a S/ 29.0 million increase in net gain on financial assets at fair value.

16

TOTAL PREMIUMS EARNED MINUS CLAIMS AND BENEFITS

Total Premiums Earned Minus Claims And Benefits

S/ million	1Q21	4Q21	1Q22	%chg QoQ	%chg YoY
Net premiums	211.9	348.7	272.3	(21.9)%	28.5%
Adjustment of technical reserves	(88.9)	(151.5)	(94.9)	(37.4)%	6.7%
Net claims and benefits incurred	(240.9)	(217.6)	(198.1)	(8.9)%	(17.8)%
Total premiums earned minus claims and benefits	(117.9)	(20.5)	(20.7)	1.3%	(82.4)%

Total premiums earned minus claims and benefits were S/ -20.7 million in 1Q22, a relatively stable underwriting result QoQ, but an improvement compared to S/ -117.9 million in 1Q21.

The annual performance was explained by S/ 60.4 million higher net premiums, and a S/ 42.8 million decrease in net claims and benefits incurred, partially offset by a S/ 6.0 million increase in adjustment of technical reserves.

NET PREMIUMS

Net Premiums by Business Line

S/ million	1Q21	4Q21	1Q22	%chg QoQ	%chg YoY
Annuities	116.2	231.5	151.3	(34.6)%	30.2%
D&S	0.0	0.0	0.0	(22.0)%	(23.2)%
Individual Life	39.8	48.3	49.7	3.0%	24.8%
Retail Insurance	55.9	68.8	71.3	3.5%	27.5%
Net Premiums	211.9	348.7	272.3	(21.9)%	28.5%

Net premiums were S/ 272.3 million in 1Q22, a decrease of S/ 76.4 million, or 21.9% QoQ, but an increase of S/ 60.4 million, or 28.5%, YoY.

The quarterly result was mainly due to a decrease of S/ 80.2 million in annuities. The higher annuities in 4Q21 were a result of different market conditions in relation to the second wave of COVID-19.

The annual performance in net premiums was mainly due to increases of S/ 35.1 million in annuities, associated to the COVID-19 third wave, S/ 15.4 million in retail insurance, driven by growth in credit life insurance, and S/ 9.9 million in individual life.

ADJUSTMENT OF TECHNICAL RESERVES

Adjustment of Technical Reserves by Business Line

S/ million	1Q21	4Q21	1Q22	%chg QoQ	%chg YoY
Annuities	(65.2)	(127.9)	(73.5)	(42.6)%	12.8%
Individual Life	(19.5)	(17.0)	(9.6)	(43.6)%	(50.7)%
Retail Insurance	(4.3)	(6.6)	(11.8)	79.4%	175.9%
Adjustment of technical reserves	(88.9)	(151.5)	(94.9)	(37.4)%	6.7%

Adjustment of technical reserves was S/ 94.9 million in 1Q22, a decrease of S/ 56.6 million QoQ, but an increase of S/ 6.0 million YoY.

The quarterly reduction was explained by decreases of S/ 54.4 million in technical reserves for annuities, mostly attributed to the effect of lower sales, and S/ 7.4 million in technical reserves for individual life. These effects were partially offset by a S/ 5.2 million increase in technical reserves for retail insurance, explained by credit card protection.

Additionally, the annual performance in the adjustment of technical reserves was explained by S/ 8.3 million higher technical reserves for annuities and S/ 7.5 million higher reserves for retail insurance, partially offset by a S/ 9.9 million reduction in individual life.

17

NET CLAIMS AND BENEFITS INCURRED

Net Claims and Benefits Incurred by Business Line

S/ million	1Q21	4Q21	1Q22	%chg QoQ	%chg YoY
Annuities	(174.0)	(190.4)	(187.7)	(1.4)%	7.9%
D&S	(0.7)	(0.6)	(0.6)	(0.1)%	(15.8)%
Individual Life	(3.8)	(5.6)	(3.0)	(46.9)%	(21.8)%
Retail Insurance	(62.5)	(21.1)	(7.0)	(67.0)%	(88.9)%
Net claims and benefits incurred	(240.9)	(217.6)	(198.1)	(8.9)%	(17.8)%

Net claims and benefits incurred reached S/ 198.1 million in 1Q22, a decrease of S/ 19.5 million QoQ and S/ 42.8 million YoY.

The quarterly and annual performances were mainly explained by decreases of S/ 14.1 million and S/ 55.5 million, respectively, in retail insurance claims, in turn associated with higher claims in credit life insurance due to the COVID-19 mortality in Peru in 4Q21 and 1Q21. Additionally, the annual performance was also the result of increases of S/ 13.7 million in annuity benefits explained by the growth of the business.

OTHER EXPENSES

Other Expenses

S/ million	1Q21	4Q21	1Q22	%chg QoQ	%chg YoY
Salaries and employee benefits	(23.3)	(27.9)	(27.2)	(2.3)%	16.7%
Administrative expenses	(12.7)	(21.6)	(19.1)	(11.6)%	51.2%
Depreciation and amortization	(6.3)	(6.0)	(6.1)	1.0%	(3.2)%
Expenses related to rental income	(0.2)	(2.0)	(0.6)	(68.7)%	163.8%
Other	(36.2)	(43.4)	(46.2)	6.6%	27.6%
Other expenses	(78.8)	(100.9)	(99.3)	(1.6)%	26.1%
Other expenses decreased S/ 1.6 million QoQ, or 1.6%, and grew S/ 20.5 million YoY, or 26.1%.

The quarterly reduction was mainly due to decreases of S/ 2.5 million in administrative expenses, mainly explained by expenses incurred in 2021 for life insurance projects, and S/ 1.4 million in expenses related to rental income, partially offset by increases of S/ 2.8 million in other expenses, mainly attributed to third-party commissions.

The annual performance in other expenses was mainly due to increases of S/ 10.0 million in other expenses, mainly related to third-party commissions, S/ 6.4 million in administrative expenses and S/ 3.9 million in salaries and employee benefits, mainly associated with a higher operational activity between the comparing periods.

18

Inteligo

SUMMARY

Inteligo’s net profit in 1Q22 was S/ 3.0 million, a positive development compared to the previous quarter’s loss, but a 96.6% decrease YoY.

The quarterly performance was mainly explained by a lower mark-to-market loss on proprietary portfolio investments, as well as a 11.0% reduction in other expenses. This was partially offset by decreases of 15.1% in net fee income from financial services and 14.5% in net interest and similar income.

The annual performance was mainly attributable to a negative development in other income due to a loss in net gain from the sale of investments in 1Q22 compared to 1Q21. Other factors that impacted the YoY performance were decreases of 17.3% in fees and 7.9% in net interest and similar income, as well as an 11.0% increase in other expenses.

From a business development perspective, Inteligo’s prospection process continued to show positive results in terms of new account openings and assets under management growth in Private Wealth Management. However, these results were offset by outflows in mutual funds and the effect of a sequentially lower foreign exchange rate in the first quarter of the year. Consequently, Inteligo’s AUM decreased 7.3% QoQ and 4.6% YoY as of March 31, 2022.

Consequently, Inteligo’s ROAE was 1.0% in 1Q22, well below the 30.7% registered in 1Q21. Furthermore, the efficiency ratio in 1Q22 was impacted by the negative effect of the mark-to-market losses on revenues.

Wealth Management Segment’s P&L Statement

S/ million	1Q21	4Q21	1Q22	%chg QoQ	%chg YoY
Interest and similar income	37.8	40.5	35.3	(12.9)%	(6.7)%
Interest and similar expenses	(9.6)	(10.1)	(9.3)	(8.2)%	(3.1)%
Net interest and similar income	28.2	30.4	26.0	(14.5)%	(7.9)%
Impairment loss on loans, net of recoveries	(0.1)	(0.4)	2.1	n.m.	n.m.
Recovery (loss) due to impairment of financial investments	0.4	(1.2)	(3.0)	n.m.	n.m.
Net interest and similar income after impairment loss	28.6	28.8	25.1	(12.9)%	(12.2)%
Fee income from financial services, net	49.3	48.1	40.8	(15.1)%	(17.3)%
Other income	47.7	(110.5)	(24.3)	(78.0)%	n.m.
Other expenses	(32.4)	(40.3)	(35.9)	(11.0)%	11.0%
Income before translation result and income tax	93.2	(74.0)	5.7	n.m.	(93.9)%
Translation result	(2.7)	(2.5)	(3.1)	22.9%	16.0%
Income tax	(3.6)	(0.2)	0.4	n.m.	n.m.
Profit for the period	86.9	(76.6)	3.0	n.m.	(96.6)%
ROAE	30.7%	(22.5)%	1.0%
Efficiency ratio	25.4%	n.m.	83.9%

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached S/ 21,310.7 million in 1Q22, a S/ 1,671.0 million or 7.3% decrease QoQ and a S/ 1,035.5 million or 4.6% decrease YoY. This was mostly because of a lower foreign exchange rate between the comparing periods.

Client deposits were S/ 3,834.9 million in 1Q22, a S/ 337.0 million or 8.1% decrease QoQ, but a S/ 869.3 million or 29.3% increase YoY. The yearly growth was mainly due to net new funds from clients amid uncertainty caused by political events in Peru during 2021.

19

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	1Q21	4Q21	1Q22	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	0.8	2.0	1.9	(5.8)%	n.m.
Financial Investments	21.3	22.1	18.6	(16.1)%	(12.9)%
Loans	15.7	16.4	14.9	(9.5)%	(5.4)%
Total interest and similar income	37.8	40.5	35.3	(12.9)%	(6.7)%
Interest and similar expenses
Deposits and obligations	(8.5)	(9.2)	(8.4)	(9.0)%	(1.9)%
Due to banks and correspondents	(1.0)	(0.9)	(0.9)	0.5%	(13.1)%
Total interest and similar expenses	(9.6)	(10.1)	(9.3)	(8.2)%	(3.1)%
Net interest and similar income	28.2	30.4	26.0	(14.5)%	(7.9)%

Inteligo’s net interest and similar income was S/ 26.0 million in 1Q22, a S/ 4.4 million, or 14.5% decrease when compared with 4Q21. Interest and similar income declined in all lines of income, yet partially offset by lower interest on deposits and obligations.

Net interest and similar income decreased S/ 2.2 million YoY, or 7.9%, mainly as a consequence of lower income from financial investments and interest on loans compared to 1Q21.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

S/ million	1Q21	4Q21	1Q22	%chg QoQ	%chg YoY
Income
Brokerage and custody services	3.2	3.0	3.2	4.8%	0.3%
Funds management	46.6	45.4	38.2	(15.9)%	(18.1)%
Total income	49.8	48.5	41.4	(14.6)%	(16.9)%
Expenses
Brokerage and custody services	(0.2)	(0.2)	(0.3)	83.2%	70.8%
Others	(0.3)	(0.2)	(0.2)	21.2%	(5.3)%
Total expenses	(0.5)	(0.4)	(0.6)	50.5%	27.4%
Fee income from financial services, net	49.3	48.1	40.8	(15.1)%	(17.3)%

Net fee income from financial services was S/ 40.8 million in 1Q22, a decrease of S/ 7.3 million, or 15.1% when compared to the previous quarter, mainly affected by a lower foreign exchange rate between periods and lower client activity amid global markets volatility.

On a YoY basis, net fee income from financial services decreased S/ 8.5 million, or 17.3%, mainly explained by a decrease in fees from funds management, associated with a lower foreign exchange rate compared to the previous year.

OTHER INCOME

Other income

S/ million	1Q21	4Q21	1Q22	%chg QoQ	%chg YoY
Net gain on sale of financial investments	20.0	13.0	(24.8)	n.m.	n.m.
Net trading gain (loss)	29.7	(120.4)	1.0	n.m.	(96.5)%
Other	(2.0)	(3.1)	(0.5)	(84.6)%	(76.7)%
Total other income	47.7	(110.5)	(24.3)	(78.0)%	n.m.

20

Inteligo’s other income (loss) reached S/ -24.3 million in 1Q22, compared to S/ -110.5 million in 4Q21, mainly attributable to a significant recovery in net trading gain, partially compensated by a loss in net gain on sale of financial investments. The loss in net gain on sale of investments also explained the negative performance in other income YoY.

OTHER EXPENSES

Other expenses

S/ million	1Q21	4Q21	1Q22	%chg QoQ	%chg YoY
Salaries and employee benefits	(19.2)	(23.1)	(20.9)	(9.5)%	8.9%
Administrative expenses	(8.9)	(12.4)	(11.1)	(10.2)%	24.5%
Depreciation and amortization	(3.7)	(4.4)	(3.7)	(16.2)%	(0.3)%
Other	(0.6)	(0.5)	(0.2)	(52.1)%	(58.6)%
Total other expenses	(32.4)	(40.3)	(35.9)	(11.0)%	11.0%
Efficiency ratio	25.4%	n.m.	83.9%

Other expenses reached S/ 35.9 million in 1Q22, a decrease of S/ 4.4 million or 11.0% QoQ, mainly due to lower salary expenses and a reduction in administrative expenses.

On a yearly basis, other expenses increased S/ 3.5 million, or 11.0% YoY, mainly as a result of S/ 2.2 million higher administrative expenses, in addition to higher salaries and benefits to employees.

21

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of March 31, 2022 (unaudited), December 31, 2021 (audited) and for the three-month periods ended March 31, 2022 and 2021 (unaudited)

Interim consolidated financial statements as of March 31, 2022 (unaudited), December 31, 2021 (audited) and for the three-month periods ended March 31, 2022 and 2021 (unaudited)

Content

Interim consolidated financial statements

Interim consolidated statement of financial position	3

Interim consolidated statement of income	4

Interim consolidated statement of other comprehensive income	5

Interim consolidated statement of changes in equity	6

Interim consolidated statement of cash flows	7

Notes to the interim consolidated financial statements	9

Interim consolidated statement of financial position

As of March 31, 2022 (unaudited) and December 31, 2021 (audited)

	Note	31.03.2022	31.12.2021
		S/(000)	S/(000)
Assets
Cash and due from banks	4(a)
Non-interest bearing		3,792,960	3,931,419
Interest bearing		9,496,788	12,488,242
Restricted funds		151,051	684,804
		13,440,799	17,104,465
Inter-bank funds	4(e)	250,027	30,002
Financial investments	5	24,306,689	24,547,294
Loans, net:	6
Loans, net of unearned interest		44,320,280	45,070,500
Impairment allowance for loans		(2,039,221)	(2,064,917)
		42,281,059	43,005,583
Investment property	7	1,199,760	1,224,454
Property, furniture and equipment, net		807,657	815,118
Due from customers on acceptances		48,174	152,423
Intangibles and goodwill, net		1,036,743	1,044,749
Other accounts receivable and other assets, net	8	1,808,491	1,887,454
Deferred Income Tax asset, net		204,512	142,367
Total assets		85,383,911	89,953,909
Liabilities and equity
Deposits and obligations	9
Non-interest bearing		8,518,172	9,270,255
Interest bearing		37,984,541	39,627,689
		46,502,713	48,897,944
Due to banks and correspondents	10	7,516,160	8,522,849
Bonds, notes and other obligations	11	7,821,777	8,389,672
Due from customers on acceptances		48,174	152,423
Insurance contract liabilities	12	11,031,107	11,958,058
Other accounts payable, provisions and other liabilities	8	3,441,295	2,477,601
Deferred Income Tax liability, net		992	—
Total liabilities		76,362,218	80,398,547
Equity, net	13
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017
Treasury stock		(3,363)	(3,363)
Capital surplus		532,771	532,771
Reserves		6,000,000	5,200,000
Unrealized results, net		(358,979)	(168,300)
Retained earnings		1,764,889	2,904,912
		8,973,335	9,504,037
Non-controlling interest		48,358	51,325
Total equity, net		9,021,693	9,555,362
Total liabilities and equity, net		85,383,911	89,953,909

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of income

For the three-month periods ended March 31, 2022 and 2021 (unaudited)

	Note	31.03.2022	31.03.2021
		S/(000)	S/(000)
Interest and similar income	15	1,248,118	1,085,687
Interest and similar expenses	15	(303,427)	(251,807)
Net interest and similar income		944,691	833,880
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(149,595)	(189,004)
Recovery due to impairment of financial investments	5(c)	2,026	47,223
Net interest and similar income after impairment loss		797,122	692,099
Fee income from financial services, net	16	204,236	201,258
Net gain on foreign exchange transactions		113,485	51,506
Net (loss) gain on sale of financial investments	5(b)	(35,386)	206,084
Net gain on financial assets at fair value through profit or loss	5(e) and 8(b)	2,658	70,787
Net (loss) gain on investment property	7(b)	(13,806)	44,007
Other income	17	37,026	15,275
		308,213	588,917
Insurance premiums and claims
Net premiums earned	18	177,424	123,009
Net claims and benefits incurred for life insurance contracts and others	18	(198,149)	(240,942)
		(20,725)	(117,933)
Other expenses
Salaries and employee benefits		(212,235)	(179,878)
Administrative expenses		(249,911)	(216,403)
Depreciation and amortization		(69,455)	(67,661)
Other expenses	17	(49,606)	(48,100)
		(581,207)	(512,042)
Income before translation result and Income Tax		503,403	651,041
Translation result		(4,945)	(30,590)
Income Tax		(95,157)	(91,703)
Net profit for the period		403,301	528,748
Attributable to:
IFS’s shareholders		400,968	526,272
Non-controlling interest		2,333	2,476
		403,301	528,748
Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	19	3.474	4.560
Weighted average number of outstanding shares (in thousands)	19	115,418	115,418

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of other comprehensive income

For the three-month periods ended March 31, 2022 and 2021 (unaudited)

	31.03.2022	31.03.2021
	S/(000)	S/(000)
Net profit for the period	403,301	528,748
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Revaluation of gains on equity instruments at fair value through other comprehensive income	34,855	168,108
Income Tax	(8)	(11)
Total unrealized gain that will not be reclassified to the consolidated statement of income	34,847	168,097
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	(832,694)	(1,465,644)
Income Tax	5,326	6,300
	(827,368)	(1,459,344)
Insurance premiums reserve	699,243	996,011
Net movement of cash flow hedges	(6,098)	32,872
Income Tax	1,409	(5,938)
	(4,689)	26,934
Translation of foreign operations	(84,591)	39,065
Total unrealized loss to be reclassified to the consolidated statement of income in subsequent periods	(217,405)	(397,334)
Other comprehensive income for the period	(182,558)	(229,237)
Total comprehensive income for the period, net of Income Tax	220,743	299,511
Attributable to:
IFS’s shareholders	219,533	298,972
Non-controlling interest	1,210	539
	220,743	299,511

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of changes in equity

For the three-month periods ended March 31, 2022 and 2021 (unaudited)

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non-controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2021	115,447	(24)	1,038,017	(2,769)	532,771	5,200,000	297,212	1,667,103	(1,255,845)	(37,108)	165,411	1,303,317	8,908,109	45,840	8,953,949
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	526,272	526,272	2,476	528,748
Other comprehensive income	—	—	—	—	—	—	167,891	(1,455,467)	994,376	26,835	39,065	—	(227,300)	(1,937)	(229,237)
Total comprehensive income	—	—	—	—	—	—	167,891	(1,455,467)	994,376	26,835	39,065	526,272	298,972	539	299,511
Declared dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(332,096)	(332,096)	—	(332,096)
Purchase of treasury stock, Note 13(b)	—	(5)	—	(605)	—	—	—	—	—	—	—	—	(605)	—	(605)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(72,930)	—	—	—	—	72,930	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	527	527	(1)	526
Balance as of March 31, 2021	115,447	(29)	1,038,017	(3,374)	532,771	5,200,000	392,173	211,636	(261,469)	(10,273)	204,476	1,570,950	8,874,907	46,378	8,921,285
Balances as of January 1, 2022	115,447	(29)	1,038,017	(3,363)	532,771	5,200,000	(8,787)	(599,626)	134,150	44,878	261,085	2,904,912	9,504,037	51,325	9,555,362
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	400,968	400,968	2,333	403,301
Other comprehensive income	—	—	—	—	—	—	34,789	(825,062)	698,095	(4,666)	(84,591)	—	(181,435)	(1,123)	(182,558)
Total comprehensive income	—	—	—	—	—	—	34,789	(825,062)	698,095	(4,666)	(84,591)	400,968	219,533	1,210	220,743
Declared dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(751,532)	(751,532)	—	(751,532)
Transfer of retained earnings to reserves, Note 13(e)	—	—	—	—	—	800,000	—	—	—	—	—	(800,000)	—	—	—
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,178)	(4,178)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(9,244)	—	—	—	—	9,244	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	1,297	1,297	1	1,298
Balance as of March 31, 2022	115,447	(29)	1,038,017	(3,363)	532,771	6,000,000	16,758	(1,424,688)	832,245	40,212	176,494	1,764,889	8,973,335	48,358	9,021,693

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of cash flows

For the three-month periods ended March 31, 2022 and 2021 (unaudited)

	31.03.2022	31.03.2021
	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the period	403,301	528,748
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	149,595	189,004
Recovery due to impairment of financial investments	(2,026)	(47,223)
Depreciation and amortization	69,455	67,661
Provision for sundry risks	5,793	2,042
(Loss) gain on Deferred Income Tax	(52,042)	73,938
Net loss (gain) on sale of financial investments	35,386	(206,084)
Net gain of financial assets at fair value through profit or loss	(2,658)	(70,787)
Net loss (gain) for valuation of investment property	30,768	(35,506)
Translation result	4,945	30,590
Decrease in accrued interest receivable	151,695	133,103
Decrease in accrued interest payable	(38,704)	(54,268)
Net changes in assets and liabilities
Net decrease (increase) in loans	586,684	(540,971)
Net decrease (increase) in other accounts receivable and other assets	298,069	(591,675)
Net decrease in restricted funds	537,041	84,142
(Decrease) increase in deposits and obligations	(2,421,686)	2,305,359
Decrease in due to banks and correspondents	(995,403)	(650,560)
Increase in other accounts payable, provisions and other liabilities	(860,643)	1,012,010
Decrease (increase) of investments at fair value through profit or loss	241,422	(170,942)
Net cash (used in) provided by operating activities	(1,859,008)	2,058,581

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statements of cash flows (continued)

	31.03.2022	31.03.2021
	S/(000)	S/(000)
Cash flows from investing activities
Net purchase of investments at fair value through other comprehensive income and at amortized cost	(992,876)	(1,317,907)
Purchase of property, furniture and equipment	(26,623)	(9,567)
Purchase of intangible assets	(34,651)	(25,057)
Purchase of investment property	(6,074)	(122,798)
Net cash used in investing activities	(1,060,224)	(1,475,329)
Cash flows from financing activities
Net (increase) decrease in receivable inter-bank funds	(220,025)	18,105
Net decrease in payable inter-bank funds	—	(28,971)
Purchase of treasury stock, net	—	(605)
Lease payments	(21,567)	(22,837)
Net cash used in financing activities	(241,592)	(34,308)
Net (decrease) increase in cash and cash equivalents	(3,160,824)	548,944
Foreign exchange gain on cash and cash equivalents	30,755	33,170
Cash and cash equivalents at the beginning of the year	16,416,311	18,145,919
Cash and cash equivalents at the end of the period	13,286,242	18,728,033

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the interim consolidated financial statements

As of March 31, 2022 (unaudited) and December 31, 2021 (audited)

1.	Business activity
(a)	Business activity -

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of March 31, 2022 and December 31, 2021, Intercorp Peru holds directly and indirectly 70.65 percent of the issued capital stock of IFS, equivalent to 70.64 percent of the outstanding capital stock of IFS.

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of March 31, 2022 and December 31, 2021, IFS holds 99.30 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”).

The operations of Interbank and Interseguro are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama.

The interim consolidated financial statements as of March 31, 2022, have been approved by the Audit Committee and Board’s Meeting held on May 10 and 12, 2022, respectively. The audited consolidated financial statements as of December 31, 2021, were approved by the General Shareholders’ Meeting held on March 31, 2022.

(b)Global pandemic Covid-19 -

(b.1)State of National and Sanitary Emergency

Since March 2020, the World Health Organization declared “Covid-19” as a global pandemic, with a significant impact on the world economy. Many countries imposed travel bans, social isolation, and even people in many places have been and were subject to quarantine measures.

In Peru, in March 2020, the Government declared a State of National and Sanitary Emergency ordering the closure of borders, mandatory social isolation, the closure of businesses considered non-essential (the exceptions were the production, distribution and commercialization of food and pharmaceuticals, financial services and healthcare), among other measures related to the health and well-being of citizens.

In May 2020, through Supreme Decree No. 080-2020, the government approved the gradual resumption of economic activities to mitigate the economic negative effects of the pandemic. The proposed reactivation would be in four phases based on the impact of each sector on the economy, being mining and industry, construction, services and tourism and commerce the first ones to restart, followed by manufacturing and agricultural sectors. The last phase had considered the reopening of the entertainment sector with reduced capacity.

By the end of 2020, with the purpose of continuing to contain and mitigate the spread of Covid-19, the Peruvian government issued a series of measures focalized by region, traffic restrictions and new rules on social cohabitation abiding by the established attendance capacity. However, at the end of 2020 and during the first months of 2021, the country experimented a new and very high wave of infections which was named “second wave”. This new wave of infections caused that some phases of the economic recovery already implemented were gradually scaled back.

Although the vaccination process, implemented by the Peruvian government since 2021, advanced at an accelerated pace as part of the plan designed to face a possible “third wave”, it began in Peru at the beginning of 2022. To protect the citizenry’s health, the Peruvian government issued a series of Supreme Decrees extending the National State of Emergency and the National State of Health Emergency, up to the end of August 2022.

(b.2)Economic measures adopted by the Peruvian Government

The Ministry of Economy and Finance (henceforth “MEF”), the Central Reserve Bank of Peru (henceforth “BCRP”) and the Superintendence of Banking and Insurance and private Pension Fund Administrators (henceforth “SBS”), activated extraordinary measures aimed to alleviate the financial and economic impact of Covid-19, in particular on customers of the financial system (due to the closure of most sectors of economic activity), as well as some additional measures focused on securing the continuity of the economy’s payment chain.

During 2020, the main measures implemented in the financial system were related to facilities for loans rescheduling (payment deferrals), suspension of counting of past due days, partial withdrawal of deposits from compensation from service time accounts, setting of Repo operations with the BCRP and the launching of credit programs guaranteed by the Peruvian Government, such as “Reactiva Peru”, created through Legislative Decree No. 1455-2020 and expanded through Legislative Decree No. 1485-2020,  which has the purpose to secure the continuity of the companies’ payment chain to face the Covid-19’s impact.

Said program grants guarantees to companies to obtain working capital loans and thus comply with their short-term obligations with their workers and suppliers of goods and services. This program manages guarantees for the entire Peruvian financial system whose total amounted to S/60,000,000,000.

During 2020, Interbank granted loans under this modality for S/6,617,142,000. As of March 31, 2022, Interbank maintained loans of the “Reactiva Peru” program for S/4,267,887,000, including accrued interest for S/74,756,000; out of which S/3,750,232,000 are covered by the Peruvian Government (as of December 31, 2021, it maintained S/4,976,073,000, including accrued interest for S/79,936,000, out of which S/4,421,999,000 are covered by the Peruvian Government).

During 2021, the Peruvian government, through the MEF and the SBS, issued a series of Resolutions and Official Letters within the framework of Emergency Decree No. 026-2021 and its amendment by Emergency Decree No. 039-2021, which establishes economic and financial measures aimed to the rescheduling of the loans guaranteed under the “Reactiva Peru” program. In that sense, during 2021, the Bank modified loans of said program for an amount of approximately S/2,012,855,000. As of March 31, 2022 and December 31, 2021, the balance of rescheduled loans under the “Reactiva Peru” program amounts to approximately S/1,932,397,000 and S/1,974,180,000, respectively.

Additionally, through Supreme Decree No. 010-2021-TR, the government authorized the one-off withdrawal of the entirety of deposits for severance indemnity (“CTS” by its Spanish acronym), until December 2021, with the purpose of covering the workers’ economic needs caused by the Covid-19 pandemic. At the beginning of 2020, the Peruvian government issued the Emergency Decree No. 033-2020, which allowed each worker to withdraw up to S/2,400 from their CTS accounts.

(b.3)Measures adopted by the Company and Subsidiaries

Management and the Board of IFS monitor the situation closely and focus on four fundamental pillars, described below:

i)Liquidity and solvency

Active participation in the BCRP’s daily operations, thus raising funds through loan reporting operations represented by securities. These funds were aimed to loans under the “Reactiva Peru” program and attracted higher levels of deposits. Likewise, to strengthen its capital and regulatory capital to face with the volatile environment, the Group implemented the following measures:

Interbank:

-	The Shareholders' Meeting held on March 25, 2021, approved the capitalization of profits, previously compromised at the Shareholders' Meeting held on April 3, 2020; and to not distribute dividends.
-

The Shareholders’ Meeting held on April 3, 2020, approved to reduce the percentage of distributable dividends, with the charge to the period 2019, from 45 percent to 25 percent. In addition, the net profit generated in the first quarter of 2020 also had a capitalization agreement.

-	During 2020, Interbank placed international subordinated bonds for US$300,000,000.

Interseguro:

-

In Board’s Session held on June 30, 2020, Interseguro agreed to the capitalization of S/50,000,000 with charge to the period’s net profit. Through the Shareholders' Meeting held on March 9, 2021, the capitalization of S/62,962,963 was approved, which includes the compromised amount in June 2020.

-	On September 30, 2020, Interseguro placed subordinated bonds for US$25,000,000.
-	In Shareholders’ Meeting held on December 24, 2020, Interseguro agreed the capitalization of S/48,148,000 with charge to the retained earnings.

ii)Operations

To sustain the Group’s operations, the following measures have been taken:

-Provide to employees with technological tools.

-Implementation of new protocols for business continuity under the current circumstances.

-Monitoring of supplier operations related to the supply of cash.

-Reinforcement of IT systems and cybersecurity.

iii) Distribution channels

-Financial stores – implementation of flexible opening hours.

-ATMs – Maintenance and cash availability of cash at full capacity.

-Call center – Increase of telephone operators.

-Apps and home banking.

iv) Employees

-Implementation of the Covid-19 protocols and health surveillance.

-Home office implementation (work from home).

-	“Remote First” implementation (option to work remotely; permanently or under a mixed model – home or office).

-	Implementation of digital services to strengthen health care.

In Management’s opinion, these and other additional measures implemented by the Group have enabled to sufficiently address the negative effects of the Covid-19 pandemic.

2.	Subsidiaries

IFS’s Subsidiaries are the following:

(a)Banco Internacional del Peru S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendence of Banking, Insurance and Private Pension Funds (henceforth “SBS”, by its Spanish acronym) to operate as a universal bank in accordance with Peruvian legislation. The Bank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of March 31, 2022, Interbank had 182 offices (189 offices as of December 31, 2021). Additionally, it holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

(b)Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Peru (henceforth “Patrimonio Fideicometido – Interproperties Peru”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro included in this structured entity as of March 31, 2022 and December 31, 2021, amounted to S/69,786,000 and S/71,302,000, respectively. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Peru). The Group has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, the Group has consolidated the silos containing the investment properties that it controls.

(c)Inteligo Group Corp. and Subsidiaries -

Inteligo is an entity incorporated in the Republic of Panama. As of March 31, 2022 and December 31, 2021, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.

Entity	Activity

Inteligo Peru Holding S.A.C.

Financial holding company incorporated in Peru in December 2018.

As of March 31, 2022 and December 31, 2021, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019 and provides investment consultancy and related services.

(d)Negocios e Inmuebles S.A. and Holding Retail Peru S.A. -

These entities were acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in year 2017. In April 2021, Negocios e Inmuebles S.A. (absorbing company) merged with Holding Retail Peru S.A. (absorbed company), the latter being extinguished without liquidation. As of March 31, 2022 and December 31, 2021, Negocios e Inmuebles S.A., holds 8.50 percent of Interseguro’s capital stock.

(e)San Borja Global Opportunities S.A.C. -

Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the name of Shopstar, online marketplace, dedicated to the sale of products from different stores locally.

(f)IFS Digital S.A.C. -

Entity incorporated in August 2020, which its corporate purpose is to perform any type of investments and related services.

3.	Significant accounting policies

3.1Basis of presentation and use of estimates –

The interim consolidated financial statements as of March 31, 2022 and December 31, 2021, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the IFS’s audited consolidated financial statements as of December 31, 2021 and 2020 (henceforth “Annual Consolidated Financial Statements”).

The accompanying interim consolidated financial statements have been prepared on a historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim consolidated financial statements, in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim consolidated financial statements.

In that sense, the estimates and criteria are continually assessed and are based on historical experience, as well as other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill, the liabilities for insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets and property, furniture and equipment, the estimation of deferred Income Tax and the determination of the terms and estimation of the interest rate of the lease contracts.

3.2Basis of consolidation –

The interim consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate information with its Subsidiaries is described in Note 3.3 to the Annual Consolidated Financial Statements.

4.	Cash and due from banks and inter-bank funds
(a)	The detail of cash and due from banks is as follows:

	31.03.2022	31.12.2021
	S/(000)	S/(000)
Cash and clearing (b)	2,356,710	2,363,326
Deposits in the BCRP (b)	7,950,099	10,445,851
Deposits in banks (c)	2,979,433	3,607,134
Accrued interest	3,506	3,350
	13,289,748	16,419,661
Restricted funds (d)	151,051	684,804
Total	13,440,799	17,104,465
(b)

In accordance with rule in force, Interbank is required to maintain a legal reserve to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows.

	31.03.2022	31.12.2021
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	5,302,099	6,366,151
Cash in vaults	2,110,896	2,171,601
Subtotal legal reserve	7,412,995	8,537,752
Non-mandatory reserve
Overnight BCRP deposits (**)	2,648,000	4,079,700
Cash and clearing	245,769	191,673
Subtotal non-mandatory reserve	2,893,769	4,271,373
Cash balances not subject to legal reserve	45	52
Total	10,306,809	12,809,177

(*)

The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at a nominal annual rate. As of March 31, 2022 and December 31, 2021, the excess in foreign currency accrued interest in US Dollars at an annual average rate of 0.01 percent. During 2022 and 2021, Interbank did not maintain excess reserves in national currency.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**)

As of  March 31, 2022, corresponds to four term deposits in local currency that Interbank holds in the BCRP, with maturity in the first days of April 2022 and accrue interest at an annual interest rate of 4.00 percent (as of December 31, 2021, corresponded to six term deposits in local currency that Interbank maintained in the BCRP, matured in the first days of January 2022, and accrued interest at an annual interest rate of 2.50 percent).

(c)	Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d)	The Group maintains restricted funds related to:

	31.03.2022	31.12.2021
	S/(000)	S/(000)
Derivative financial instruments	97,055	121,613
Inter-bank transfers (**)	51,246	141,681
Repurchase agreements with BCRP (*)	—	419,410
Others	2,750	2,100
Total	151,051	684,804

(*)	As of December 31, 2021, corresponds to deposits maintained in the BCRP which guarantee agreements with said entity; see Note 10(b).

(**)	Funds held at BCRP to guarantee transfers made through the Electronic Clearing House ("CCE", by its Spanish acronym).

Cash and cash equivalents presented in the consolidated statements of cash flows exclude the restricted funds and accrued interest.

(e)	Inter-bank funds

These are loans made between financial institutions with maturity, in general, minor than 30 days. As of March 31, 2022, Inter-bank funds assets accrue interest at an annual rate of 4.00 percent in national currency (annual rate of 2.50 percent in national currency as of December 31, 2021); and do not have specific guarantees.

5.	Financial investments
(a)	This caption is made up as follows, as of March 31, 2022 and December 31, 2021:

	31.03.2022	31.12.2021
	S/(000)	S/(000)
Debt instruments measured at fair value through other comprehensive income (b) and (c)	17,784,471	17,629,787
Investments at amortized cost (d)	3,252,447	3,225,174
Investments at fair value through profit or loss (e)	2,469,662	2,706,271
Equity instruments measured at fair value through other comprehensive income (f)	592,456	623,718
Total financial investments	24,099,036	24,184,950
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	184,195	291,488
Investments at amortized cost (d)	23,458	70,856
Total	24,306,689	24,547,294

(b)	Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of March 31, 2022
Corporate, leasing and subordinated bonds (*)	8,102,750	116,237	(626,071)	7,592,916	Apr-22 / Feb-97	1.15	13.07	1.90	90.73
Sovereign Bonds of the Republic of Peru	7,850,071	—	(920,503)	6,929,568	Sep-23 / Feb-55	3.52	7.12	—	—
Variable interest Certificates of Deposit issued by the Central Reserve Bank of Peru	2,120,862	72	(135)	2,120,799	Apr-22 / Jul-22	3.91	4.16	—	—
Bonds guaranteed by the Peruvian Government	519,070	4,197	(15,013)	508,254	Oct-24 / Oct-33	2.99	5.92	4.02	5.77
Global Bonds of the Republic of Peru	502,497	—	(30,165)	472,332	Jul-25 / Dec-32	—	—	3.13	3.60
Global Bonds of the Republic of Colombia	81,422	—	(2,381)	79,041	Mar-23 / Feb-24	—	—	3.36	3.99
Others	84,392	—	(2,831)	81,561	Mar-23 / Feb-34	2.28	2.28	1.82	4.30
Total	19,261,064	120,506	(1,597,099)	17,784,471
Accrued interest				184,195
Total				17,968,666

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2021
Corporate, leasing and subordinated bonds (*)	8,125,394	326,929	(300,143)	8,152,180	Jan-22 / Feb-97	0.31	12.48	0.74	23.15
Sovereign Bonds of the Republic of Peru	7,374,357	44	(655,048)	6,719,353	Aug-24 / Feb-55	3.03	6.91	—	—
Variable interest Certificates of Deposit issued by the Central Reserve Bank of Peru	1,440,926	131	(113)	1,440,944	Jan-22 / Mar-22	0.04	0.04	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	179,815	—	(608)	179,207	Jan-22 / Mar-23	0.31	2.28	—	—
Global Bonds of the Republic of Peru	537,871	—	(11,148)	526,723	Jul-25 / Dec-32	—	—	1.81	2.83
Bonds guaranteed by the Peruvian Government	529,142	7,973	(12,710)	524,405	Oct-24 / Oct-33	3.35	5.51	3.53	7.62
Global Bonds of the Republic of Colombia	88,180	—	(1,205)	86,975	Mar-23 / Feb-24	—	—	1.93	2.48
Total	18,275,685	335,077	(980,975)	17,629,787
Accrued interest				291,488
Total				17,921,275

(*)

As of March 31, 2022 and December 31, 2021, Inteligo holds corporate bonds and mutual funds from different entities for approximately S/217,376,000 and S/391,616,000, respectively, which guarantee loans with Credit Suisse First Boston and Bank J. Safra Sarasin; see Note 10(a).

(c)

The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the recovery of the fair value, up to the maximum period for the early recovery or the due date.

Following is the movement of the provision for expected credit loss for these debt instruments, measured at fair value through other comprehensive income:

	31.03.2022	31.12.2021	31.03.2021
	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	41,108	71,560	71,560
New assets originated or purchased	1,134	2,969	51
Assets derecognized or matured (excluding write-offs)	(402)	(3,387)	(350)
Effect on the expected credit loss due to the change of the stage during the year	860	15,696	—
Reversal for impairment	(3,970)	(33,198)	(46,151)
Others	352	(12,978)	(773)
Total movement of impairment through profit or loss	(2,026)	(30,898)	(47,223)
Effect of foreign exchange variation	(343)	446	85
Expected credit loss at the end of the period	38,739	41,108	24,422

(d)

As of March 31, 2022 and December 31, 2021, investments at amortized cost corresponds to Sovereign Bonds of the Republic of Peru issued in Soles, for an amount of S/3,275,905,000 and S/3,296,030,000, respectively, including accrued interest.

As of March 31, 2022 and December 31, 2021, these investments have maturity dates that range from September 2023 to August 2037, have accrued interest at effective annual rates ranging from 4.29 percent and 6.64 percent, and estimated fair value amounting to approximately S/3,060,279,000 (as of December 31, 2021, their maturity dates ranged from September 2023 to August 2037, accrued interest at effective annual rates between 4.29 percent and 6.58 percent, and its estimated fair value amounted to approximately S/3,181,392,000).

As of March 31, 2022 and December 31, 2021, Interbank keeps loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/1,648,492,000 and S/1,643,293,000, respectively; see Note 10(a).

(e)	The composition of financial instruments at fair value through profit or loss is as follows:

	31.03.2022	31.12.2021
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,598,888	1,830,098
Listed shares	631,089	651,813
Non-listed shares	163,234	184,973
Debt instruments
Indexed Certificates of Deposit issued by the BCRP	14,597	—
Corporate, leasing and subordinated bonds	61,854	39,387
Total	2,469,662	2,706,271

As of March 31, 2022 and December 31, 2021, investments at fair value through profit or loss include investments held for trading for approximately S/297,791,000 and S/282,781,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/2,171,871,000 and S/2,423,490,000, respectively.

(f)	As of March 31, 2022 and December 31, 2021, the composition of equity instruments measured at fair value through other comprehensive income is as follow:

	31.03.2022	31.12.2021
	S/(000)	S/(000)
Listed shares (g)	555,324	583,684
Non-listed shares	37,132	40,034
Total	592,456	623,718

As of March 31, 2022 and December 31, 2021, it corresponds to investments in shares in the biological sciences, telecommunications, distribution of machinery, energy, construction, financial and massive consumption sectors that are listed on the domestic and foreign markets.

(g)

In October 2021, IFS sold the 2,396,920 shares it held in InRetail Peru Corp. (a related entity), that represented 2.33 percent of its capital stock, which had been designated at fair value through other comprehensive income. The sale was trade through Lima Stock Exchange, at market value for a total amount of US$84,108,000, equivalent to S/341,646,000. Since the acquisition (2011) and until the sale, the Group had recorded a cumulative gain on valuation for approximately S/270,993,000. In accordance with the provisions of IFRS 9 and considering the classification of this investment; said gain was recorded as a decrease in the caption “Unrealized results, net” and an increase in the caption “Retained earnings” of the consolidated statements of changes in equity.

(h)	Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost according to the stages indicated by IFRS 9 as of March 31, 2022 and December 31, 2021:
	31.03.2022
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	10,182,015	—	—	10,182,015
Corporate, leasing and subordinated bonds	6,823,489	769,427	—	7,592,916
Variable interest Certificates of Deposit issued by the BCRP	2,120,799	—	—	2,120,799
Bonds guaranteed by the Peruvian government	508,254	—	—	508,254
Global Bonds of the Republic of Peru	472,332	—	—	472,332
Global Bonds of the Republic of Colombia	—	79,041	—	79,041
Others	81,561	—	—	81,561
Total	20,188,450	848,468	—	21,036,918

	31.12.2021
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,944,527	—	—	9,944,527
Corporate, leasing and subordinated bonds	7,342,649	809,531	—	8,152,180
Variable interest Certificates of Deposit issued by the BCRP	1,440,944	—	—	1,440,944
Negotiable Certificates of Deposit issued by BCRP	179,207	—	—	179,207
Global Bonds of the Republic of Peru	526,723	—	—	526,723
Bonds guaranteed by the Peruvian government	524,405	—	—	524,405
Global Bonds of the Republic of Colombia	—	86,975	—	86,975
Total	19,958,455	896,506	—	20,854,961

6.	Loan, net
(a)	This caption is made up as follows:

	31.03.2022	31.12.2021
	S/(000)	S/(000)
Direct loans
Loans (*)	34,672,213	35,490,230
Credit cards and other loans (**)	5,216,982	4,814,758
Leasing	1,071,455	1,110,958
Factoring	815,318	867,765
Discounted notes	503,410	572,334
Advances and overdrafts	65,789	40,978
Refinanced loans	254,230	236,520
Past due and under legal collection loans	1,334,461	1,554,679
	43,933,858	44,688,222
Plus (minus)
Accrued interest from performing loans	407,763	404,923
Unearned interest and interest collected in advance	(21,341)	(22,645)
Impairment allowance for loans (d)	(2,039,221)	(2,064,917)
Total direct loans, net	42,281,059	43,005,583
Indirect loans	4,388,162	4,440,458
(*)

As of March 31, 2022 and December 31, 2021, Interbank maintains repo operations of loans represented in securities according to the BCRP’s definition. In consequence, loans provided as guarantee amounts to S/3,697,782,000 and S/4,401,121,00, respectively, and is presented in the caption “Loan, net”, and the related liability is presented in the caption “Due to banks and correspondents” of the consolidated statement of financial position; see Note 10(b).

(**)	As of March 31, 2022 and December 31, 2021, it includes non-revolving consumer loans related to credit card lines for approximately S/2,767,771,000 and S/2,536,448,000, respectively.

(b)	The classification of the direct loan portfolio is as follows:

	31.03.2022	31.12.2021
	S/(000)	S/(000)
Commercial loans (c.1)	20,445,415	22,118,918
Consumer loans (c.1)	13,184,001	12,514,499
Mortgage loans (c.1)	8,652,328	8,552,304
Small and micro-business loans (c.1)	1,652,114	1,502,501
Total	43,933,858	44,688,222

Following is the balance of loans under the “Reactiva Peru” program as of March 31, 2022 and December 31, 2021:

	31.03.2022	31.12.2021
	S/(000)	S/(000)
Commercial loans	3,263,609	3,848,904
Small and micro-business loans	929,522	1,047,233
Total	4,193,131	4,896,137

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans is segmented into homogeneous groups that share similar risk characteristics; the Group determined these 3 types of portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

(c)

The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating as of March 31, 2022 and December 31, 2021. The amounts presented do not consider impairment.

	31.03.2022				31.12.2021
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3 (*)	Total (*)	Stage 1	Stage 2	Stage 3 (*)	Total (*)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	32,151,439	673,000	—	32,824,439	33,465,863	428,269	—	33,894,132
Standard grade	4,362,148	1,219,508	—	5,581,656	4,408,249	371,023	—	4,779,272
Sub-standard grade	1,732,974	942,965	—	2,675,939	1,918,709	1,191,914	—	3,110,623
Past due but not impaired	719,738	897,799	—	1,617,537	729,660	862,359	—	1,592,019
Impaired
Individually	—	—	53,056	53,056	—	—	41,069	41,069
Collectively	—	—	1,181,231	1,181,231	—	—	1,271,107	1,271,107
Total direct loans	38,966,299	3,733,272	1,234,287	43,933,858	40,522,481	2,853,565	1,312,176	44,688,222

	31.03.2022				31.12.2021
Contingent Credits: Guarantees and stand by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	3,500,657	484,521	—	3,985,178	3,871,575	347,420	—	4,218,995
Standard grade	55,588	86,035	—	141,623	79,334	798	—	80,132
Sub-standard grade	196,602	34,450	—	231,052	33,453	82,821	—	116,274
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired	—	—	—
Individually	—	—	12,909	12,909	—	—	12,909	12,909
Collectively	—	—	17,400	17,400	—	—	12,148	12,148
Total indirect loans	3,752,847	605,006	30,309	4,388,162	3,984,362	431,039	25,057	4,440,458
(*)

As of March 31, 2022, the maximum exposure to credit risk of the Banking segment for direct loans in Stage 3 amounts to S/1,233,991, out of a total amount of S/42,300,441 in the direct loan portfolio (as of December 31, 2021, amounted to S/1,308,216 out of a total amount of S/43,011,805 in the direct loan portfolio). Therefore, as of March 31, 2022, the balance of provisions for said segment amounts to S/2,080,319 (as of December 31, 2021, amounted to S/2,102,465).

(c.1)The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	31.03.2022				31.12.2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	14,480,444	560,742	—	15,041,186	16,535,489	372,946	—	16,908,435
Standard grade	2,112,063	911,629	—	3,023,692	2,229,068	163,143	—	2,392,211
Sub-standard grade	951,294	300,057	—	1,251,351	1,094,980	509,141	—	1,604,121
Past due but not impaired	312,139	351,135	—	663,274	376,301	324,017	—	700,318
Impaired
Individually	—	—	53,056	53,056	—	—	41,069	41,069
Collectively	—	—	412,856	412,856	—	—	472,764	472,764
Total direct loans	17,855,940	2,123,563	465,912	20,445,415	20,235,838	1,369,247	513,833	22,118,918

	31.03.2022				31.12.2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	9,763,823	110,428	—	9,874,251	9,365,186	53,219	—	9,418,405
Standard grade	1,430,398	185,869	—	1,616,267	1,386,872	75,474	—	1,462,346
Sub-standard grade	489,496	385,436	—	874,932	527,381	391,980	—	919,361
Past due but not impaired	106,222	361,928	—	468,150	89,186	270,241	—	359,427
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	350,401	350,401	—	—	354,960	354,960
Total direct loans	11,789,939	1,043,661	350,401	13,184,001	11,368,625	790,914	354,960	12,514,499

	31.03.2022				31.12.2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	6,821,883	1,414	—	6,823,297	6,749,848	1,838	—	6,751,686
Standard grade	714,849	36,239	—	751,088	715,652	43,702	—	759,354
Sub-standard grade	284,308	165,809	—	450,117	287,750	159,549	—	447,299
Past due but not impaired	269,730	104,538	—	374,268	231,610	93,827	—	325,437
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	253,558	253,558	—	—	268,528	268,528
Total direct loans	8,090,770	308,000	253,558	8,652,328	7,984,860	298,916	268,528	8,552,304

	31.03.2022				31.12.2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	1,085,289	416	—	1,085,705	815,340	266	—	815,606
Standard grade	104,838	85,771	—	190,609	76,657	88,704	—	165,361
Sub-standard grade	7,876	91,663	—	99,539	8,598	131,244	—	139,842
Past due but not impaired	31,647	80,198	—	111,845	32,563	174,274	—	206,837
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	164,416	164,416	—	—	174,855	174,855
Total direct loans	1,229,650	258,048	164,416	1,652,114	933,158	394,488	174,855	1,502,501

(d)	The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1)	Direct loans

	31.03.2022				31.03.2021				31.12.2021
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	956,456	404,881	703,580	2,064,917	180,241	1,145,207	1,659,403	2,984,851	2,984,851
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	114,808	—	—	114,808	103,813	—	—	103,813	397,989
Assets matured or derecognized (excluding write-offs)	(31,430)	(16,234)	(16,023)	(63,687)	(35,463)	(15,739)	(11,822)	(63,024)	(224,524)
Transfers to Stage 1	110,685	(108,580)	(2,105)	—	77,933	(76,453)	(1,480)	—	—
Transfers to Stage 2	(76,184)	87,089	(10,905)	—	(61,447)	69,462	(8,015)	—	—
Transfers to Stage 3	(5,260)	(144,455)	149,715	—	(14,997)	(189,317)	204,314	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(75,089)	153,286	111,397	189,594	(53,583)	63,296	211,413	221,126	(106,741)
Others	(151,006)	109,092	(49,536)	(91,450)	(58,690)	(28,965)	15,807	(71,848)	333,280
Total	(113,476)	80,198	182,543	149,265	(42,434)	(177,716)	410,217	190,067	400,004
Write-offs	—	—	(202,909)	(202,909)	—	—	(574,226)	(574,226)	(1,525,094)
Recovery of written–off loans	—	—	36,533	36,533	—	—	43,437	43,437	181,969
Foreign exchange effect	4,019	(3,674)	(8,930)	(8,585)	2,830	2,143	5,438	10,411	23,187
Expected credit loss at the end of year balances	846,999	481,405	710,817	2,039,221	140,637	969,634	1,544,269	2,654,540	2,064,917

(*)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), during 2022 and 2021, the Group decided to apply its expert judgment in determining the expected credit loss, see Note 30.1(d.7) to the annual audited consolidated financial statements.

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	31.03.2022				31.03.2021				31.12.2021
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	100,874	60,100	182,467	343,441	71,272	98,040	68,448	237,760	237,760
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	13,859	—	—	13,859	21,889	—	—	21,889	30,045
Assets derecognized or matured (excluding write-offs)	(5,484)	(4,466)	(8,526)	(18,476)	(14,167)	(3,970)	(545)	(18,682)	(48,459)
Transfers to Stage 1	24,369	(24,074)	(295)	—	9,183	(9,183)	—	—	—
Transfers to Stage 2	(8,666)	10,082	(1,416)	—	(6,686)	6,705	(19)	—	—
Transfers to Stage 3	(1,317)	(35,887)	37,204	—	(185)	(4,460)	4,645	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(17,173)	6,732	32,051	21,610	(5,581)	19,610	12,019	26,048	171,697
Others	(13,857)	42,065	(32,306)	(4,098)	(5,858)	(8,177)	(2,966)	(17,001)	(36,542)
Total	(8,269)	(5,548)	26,712	12,895	(1,405)	525	13,134	12,254	116,741
Write-offs	—	—	(20,567)	(20,567)	—	—	(6,859)	(6,859)	(27,392)
Recovery of written–off loans	—	—	265	265	—	—	235	235	1,404
Foreign exchange effect	4,295	(3,581)	(7,170)	(6,456)	2,526	1,694	2,528	6,748	14,928
Expected credit loss at end of year	96,900	50,971	181,707	329,578	72,393	100,259	77,486	250,138	343,441

(*)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), during 2022 and 2021, the Group decided to apply its expert judgment in determining the expected credit loss, see Note 30.1(d.7) to the annual audited consolidated financial statements.

	31.03.2022				31.03.2021				31.12.2021
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	802,421	263,219	336,041	1,401,681	85,321	901,602	1,426,470	2,413,393	2,413,393
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	90,443	—	—	90,443	79,970	—	—	79,970	348,647
Assets derecognized or matured (excluding write-offs)	(24,920)	(10,922)	(3,381)	(39,223)	(20,526)	(10,699)	(8,535)	(39,760)	(152,520)
Transfers to Stage 1	47,224	(45,717)	(1,507)	—	51,055	(49,772)	(1,283)	—	—
Transfers to Stage 2	(61,775)	63,368	(1,593)	—	(48,274)	53,107	(4,833)	—	—
Transfers to Stage 3	(2,168)	(74,522)	76,690	—	(14,150)	(170,330)	184,480	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(31,235)	139,715	56,987	165,467	(36,082)	23,591	179,289	166,798	(429,660)
Others	(120,208)	23,106	16,339	(80,763)	(40,536)	(15,339)	20,297	(35,578)	459,139
Total	(102,639)	95,028	143,535	135,924	(28,543)	(169,442)	369,415	171,430	225,606
Write-offs	—	—	(171,887)	(171,887)	—	—	(556,729)	(556,729)	(1,414,948)
Recovery of written–off loans	—	—	34,465	34,465	—	—	42,371	42,371	175,287
Foreign exchange effect	(62)	(21)	(457)	(540)	15	205	809	1,029	2,343
Expected credit loss at end of year	699,720	358,226	341,697	1,399,643	56,793	732,365	1,282,336	2,071,494	1,401,681

(*)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), during 2022 and 2021, the Group decided to apply its expert judgment in determining the expected credit loss, see Note 30.1(d.7) to the annual audited consolidated financial statements.

	31.03.2022				31.03.2021				31.12.2021
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	12,669	42,681	99,850	155,200	11,123	62,782	114,079	187,984	187,984
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	400	—	—	400	772	—	—	772	2,357
Assets derecognized or matured (excluding write-offs)	(169)	(214)	(3,658)	(4,041)	(415)	(156)	(2,351)	(2,922)	(15,754)
Transfers to Stage 1	3,175	(3,175)	—	—	1,730	(1,730)	—	—	—
Transfers to Stage 2	(281)	3,504	(3,223)	—	(731)	3,859	(3,128)	—	—
Transfers to Stage 3	(20)	(689)	709	—	(468)	(1,525)	1,993	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(2,974)	257	3,793	1,076	(1,229)	(893)	4,863	2,741	(35,772)
Others	(886)	234	60	(592)	(910)	(619)	(1,784)	(3,313)	13,055
Total	(755)	(83)	(2,319)	(3,157)	(1,251)	(1,064)	(407)	(2,722)	(36,114)
Write-offs	—	—	(1,345)	(1,345)	—	—	(367)	(367)	(2,419)
Recovery of written–off loans	—	—	—	—	—	—	—	—	—
Foreign exchange effect	(213)	(72)	(1,287)	(1,572)	265	241	2,048	2,554	5,749
Expected credit loss at end of year	11,701	42,526	94,899	149,126	10,137	61,959	115,353	187,449	155,200

	31.03.2022				31.03.2021				31.12.2021
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	40,492	38,881	85,222	164,595	12,525	82,783	50,406	145,714	145,714
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	10,106	—	—	10,106	1,182	—	—	1,182	16,940
Assets derecognized or matured (excluding write-offs)	(857)	(632)	(458)	(1,947)	(355)	(914)	(391)	(1,660)	(7,791)
Transfers to Stage 1	35,917	(35,614)	(303)	—	15,965	(15,768)	(197)	—	—
Transfers to Stage 2	(5,462)	10,135	(4,673)	—	(5,756)	5,791	(35)	—	—
Transfers to Stage 3	(1,755)	(33,357)	35,112	—	(194)	(13,002)	13,196	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(23,707)	6,582	18,566	1,441	(10,691)	20,988	15,242	25,539	186,994
Others	(16,055)	43,687	(33,629)	(5,997)	(11,386)	(4,830)	260	(15,956)	(102,372)
Total	(1,813)	(9,199)	14,615	3,603	(11,235)	(7,735)	28,075	9,105	93,771
Write-offs	—	—	(9,110)	(9,110)	—	—	(10,271)	(10,271)	(80,335)
Recovery of written–off loans	—	—	1,803	1,803	—	—	831	831	5,278
Foreign exchange effect	(1)	—	(16)	(17)	24	3	53	80	167
Expected credit loss at end of year	38,678	29,682	92,514	160,874	1,314	75,051	69,094	145,459	164,595

(*)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), during 2022 and 2021, the Group decided to apply its expert judgment in determining the expected credit loss, see Note 30.1(d.7) to the annual audited consolidated financial statements.

(d.2)	Indirect loans (substantially, all indirect loans correspond to commercial loans)

	31.03.2022				31.03.2021				31.12.2021
Changes in the allowance for expected credit losses for indirect loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	8,594	18,492	13,243	40,329	15,741	18,945	23,037	57,723	57,723
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	965	—	—	965	2,717	—	—	2,717	4,016
Assets derecognized or matured	(719)	(864)	(96)	(1,679)	(2,508)	(481)	(902)	(3,891)	(19,950)
Transfers to Stage 1	353	(353)	—	—	200	(131)	(69)	—	—
Transfers to Stage 2	(206)	206	—	—	(419)	419	—	—	—
Transfers to Stage 3	(7)	(99)	106	—	—	—	—	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(213)	286	657	730	(146)	(146)	189	(103)	1,085
Others	1,751	(1,025)	(412)	314	1,807	(1,024)	(569)	214	(3,578)
Total	1,924	(1,849)	255	330	1,651	(1,363)	(1,351)	(1,063)	(18,427)
Foreign exchange effect	64	925	(9)	980	242	131	16	389	1,033
Expected credit loss at the end of year balances, Note 10(a)	10,582	17,568	13,489	41,639	17,634	17,713	21,702	57,049	40,329

(*)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), during 2022 and 2021, the Group decided to apply its expert judgment in determining the expected credit loss, see Note 30.1(d.7) to the annual audited consolidated financial statements.

7.	Investment property
(a)	This caption is made up as follows:

	31.03.2022	31.12.2021	Acquisition or construction year	Valuation methodology as of March 21, 2022 and December 31, 2021
	S/(000)	S/(000)
Land
San Isidro – Lima	261,777	281,535	2009	Appraisal
San Martín de Porres – Lima	65,245	66,408	2015	Appraisal
Nuevo Chimbote	31,409	33,863	2021	Appraisal
Others	44,259	47,404	-	Appraisal/Cost
	402,690	429,210
Completed investment property - “Real Plaza” Shopping Malls
Talara	33,231	32,554	2015	DCF
	33,231	32,554
Buildings
Ate Vitarte – Lima	144,420	116,432	2006	DCF/Appraisal
Orquídeas - San Isidro – Lima (d)	125,522	153,452	2017	DCF
Piura (d)	118,471	116,595	2008/2020	DCF/Appraisal
Paseo del Bosque (d)	102,227	105,398	2021	DCF
Chorrillos – Lima(d)	67,473	67,043	2017	DCF
Chimbote(d)	46,429	44,212	2015	DCF
Maestro-Huancayo	33,330	31,965	2017	DCF
Cusco	30,948	30,852	2017	DCF
Others	95,019	96,741	-	DCF
	763,839	762,690

Total	1,199,760	1,224,454

DCF: Discounted cash flow

i)	As of March 31, 2022 and December 31, 2021, there are no liens on investment property.

(b)	The net gain on investment properties as of March 31, 2022 and 2021, consists of the following:

	31.03.2022	31.03.2021
	S/(000)	S/(000)
Income from rental of investment property	16,962	8,501
(Loss) gain on valuation of investment property	(30,768)	35,506
Total	(13,806)	44,007

(c)	The movement of investment property as of March 31, 2022 and 2021, is as follows:

	31.03.2022	31.03.2021
	S/(000)	S/(000)
Beginning of period balances	1,224,454	1,043,978
Additions (d)	6,074	122,798
Valuation (loss) gain	(30,768)	35,506
Net transfers	—	1,616
Balances as of March 31	1,199,760	1,203,898
Balances as of December 31, 2021		1,224,454

(d)	During 2021, it mainly corresponds to the purchase of the “Paseo del Bosque” building, which was purchased from a third party.

8.	Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities
(a)	These captions are comprised of the following:

	31.03.2022	31.12.2021
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Accounts receivable related to derivative financial instruments (b)	537,827	793,361
Other accounts receivable, net	435,195	455,060
Accounts receivable from sale of investments	247,041	12,366
Operations in process	121,028	86,193
Assets for technical reserves for claims and premiums by reinsurers	51,637	53,104
Others	19,584	22,749
	1,412,312	1,422,833
Non-financial instruments
Payments in advance of Income Tax	158,899	255,437
Investments in associates	109,089	99,767
Deferred charges	94,239	75,316
Realizable assets, received as payment and seized through legal actions	26,871	26,871
Prepaid rights to related entity	3,399	3,399
Others	3,682	3,831
	396,179	464,621
Total	1,808,491	1,887,454
Other accounts payable, provisions and other liabilities
Financial instruments
Contract liability with investment component	759,600	736,637
Dividends payable	753,089	1,219
Other accounts payable	595,734	546,528
Accounts payable related to derivative financial instruments (b)	374,080	413,797
Lease liabilities	213,930	234,946
Accounts payable for acquisitions of investments	209,442	17,817
Operations in process	177,955	169,515
Workers’ profit sharing and salaries payable	91,031	113,874
Allowance for indirect loan losses, Note 6(d.2)	41,639	40,329
Accounts payable to reinsurers and coinsurers	7,051	4,215
	3,223,551	2,278,877
Non-financial instruments
Taxes payable	101,590	76,823
Provision for other contingencies	69,209	64,935
Deferred income	44,190	46,145
Others	2,755	10,821
	217,744	198,724
Total	3,441,295	2,477,601

(b)	The following table presents, as of March 31, 2022 and December 31, 2021, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts:

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of March 31, 2022	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	122,889	102,304	10,783,004	—	Between April 2022 and March 2023	-	-
Interest rate swaps	30,722	11,674	1,976,042	—	Between April 2022 and June 2036	-	-
Currency swaps	83,112	187,157	3,252,547	—	Between April 2022 and March 2029	-	-
Cross currency swaps	—	72,547	217,657	—	January 2023	-	-
Options	181	398	57,589	—	Between April 2022 and March 2023	-	-
	236,904	374,080	16,286,839	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	213,847	—	1,630,818	(3,343)	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	87,076	—	555,150	12,743	October 2027	Senior bonds	Bonds, notes and obligations outstanding
	300,923	—	2,185,968	9,400
	537,827	374,080	18,472,807	9,400

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of December 31, 2021	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	53,421	128,250	8,631,830	—	Between January 2022 and December 2022	-	-
Interest rate swaps	40,139	30,325	2,969,027	—	Between January 2022 and June 2036	-	-
Currency swaps	220,979	162,917	4,162,325	—	Between January 2022 and April 2028	-	-
Cross currency swaps	—	92,299	234,667	—	January 2023	-	-
Options	—	6	1,816	—	Between January 2022 and June 2022	-	-
	314,539	413,797	15,999,665	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	343,535	—	1,758,267	37,251	January 2023	Corporate bonds	Bonds, notes and other obligations
Cross currency swaps (CCS)	135,287	—	599,700	44,735	October 2027	Senior bonds	Bonds, notes and other obligations
	478,822	—	2,357,967	81,986
	793,361	413,797	18,357,632	81,986

(i)	As of March 31, 2022 and December 31, 2021, certain derivative financial instruments hold collateral deposits; see Note 4(d).
(ii)

For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of March 31, 2022 and December 31, 2021. During the year 2021 and 2020, there were no discontinued hedges accounting.

(iii)

Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

9.	Deposits and obligations
(a)	This caption is made up as follows:

	31.03.2022	31.12.2021
	S/(000)	S/(000)
Saving deposits	21,591,962	22,541,822
Demand deposits	14,397,751	14,433,164
Time deposits	9,577,348	10,954,233
Compensation for service time (c)	920,938	962,596
Other obligations	14,714	6,129
Total	46,502,713	48,897,944

(b)	Interest rates applied to deposits and obligations are determined based on the market interest rates.
(c)

In April 2021, through Act No. 31171, “Act Authorizing the Withdrawal of Severance Indemnities to Cover Economic Needs Caused by the Covid-19 Pandemic”, the Peruvian government authorized customers to withdraw, as a one-off and until December 31, 2021, the 100 percent of their severance indemnity deposits accumulated. As of December 31, 2021, 242,000 customers withdrew approximately S/1,630,000,000.

(d)	As of March 31, 2022 and December 31, 2021, approximately S/16,627,409,000 and S/17,180,174,000, respectively, of deposits and obligations are covered by the Peruvian Deposit Insurance Fund.
10.	Due to banks and correspondents
(a)	This caption is comprised of the following:

	31.03.2022	31.12.2021
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Peru (b)	5,260,692	6,332,527
Promotional credit lines	1,614,897	1,595,405
Loans received from foreign entities	502,928	322,947
Loans received from Peruvian entities	108,303	226,713
	7,486,820	8,477,592
Interest and commissions payable	29,340	45,257
	7,516,160	8,522,849
By term -
Short term	753,120	1,068,838
Long term	6,763,040	7,454,011
Total	7,516,160	8,522,849

(b)

As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the Covid-19 pandemic, see Note 1(b), the BCRP issued a series of regulations related to the loans repurchase agreements. In this sense, as of March 31, 2022, Interbank took in repurchase agreements of loan portfolio for an amount of S/34,992,000 (S/4,183,571,000 as of December 31, 2021).

As of March 31, 2022, include repurchase operations on loans represented by securities according to which Interbank received a debit in local currency for approximately S/3,688,068,000 (S/4,389,903,000 as of December 31, 2021), and gives to commercial and micro and small business loans as guarantee; see Note 6(a).

11.	Bonds, notes and other obligations

(a)This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	31.03.2022	31.12.2021
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – first program
Eighth (A series)	Interbank	6.91%	Semi-annually	2022	S/137,900	137,900	137,900
						137,900	137,900
Subordinated bonds – second program
Second (A series)	Interbank	5.81%	Semi-annually	2023	S/150,000	149,952	149,938
Third (A series)	Interbank	7.50%	Semi-annually	2023	US$50,000	184,757	199,175
						334,709	349,113
Subordinated bonds – third program
Third - single series	Interseguro	4.84%	Semi-annually	2030	US$25,000	92,450	99,675
First - single series	Interseguro	6.00%	Semi-annually	2029	US$20,000	73,887	79,663
Second - single series	Interseguro	4.34%	Semi-annually	2029	US$20,000	73,960	79,740
						240,297	259,078
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/150,000	150,000	150,000
Total local issuances						862,906	896,091
International issuances
Subordinated bonds	Interbank	4.000%	Semi-annually	2030	US$300,000	1,102,469	1,188,394
Corporate bonds	Interbank	5.000%	Semi-annually	2026	S/312,000	311,439	311,401
Corporate bonds	Interbank	3.250%	Semi-annually	2026	US$400,000	1,469,948	1,584,288
Corporate bonds	Interbank	3.375%	Semi-annually	2023	US$484,895	1,777,403	1,912,330
Subordinated bonds	Interbank	6.625%	Semi-annually	2029	US$300,000	1,107,204	1,193,461
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	1,087,121	1,178,000
Total international issuances						6,855,584	7,367,874
Total local and international issuances						7,718,490	8,263,965
Interest payable						103,287	125,707
Total						7,821,777	8,389,672

(*)	The Spanish term “Valor de actualización constante” is referred to amounts in Soles indexed by inflation.

(b)

The international issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters, which have been met in the opinion of the Group's Management and its legal advisors.

12.	Insurance contract liabilities
(a)This caption is comprised of the following:

	31.03.2022	31.12.2021
	S/(000)	S/(000)
Technical reserves for insurance premiums (b)	10,824,475	11,735,995
Technical reserves for claims (c)	206,632	222,063
	11,031,107	11,958,058
By term -
Short term	983,823	949,512
Long term	10,047,284	11,008,546
Total	11,031,107	11,958,058

(b)The movement of technical reserves for insurance premiums (disclosed by type of insurance) as of March 31, 2022 and 2021, is as follows:
	31.03.2022						31.03.2021
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	9,923,679	618,452	892,992	40,762	260,110	11,735,995	10,448,455	745,292	746,171	38,015	320,142	12,298,075
Insurance subscriptions	109,209	—	869	33,526	—	143,604	107,265	—	951	29,284	—	137,500
Time passage adjustments	(685,944)	(22,518)	24,724	(25,548)	(11,257)	(720,543)	(901,681)	(88,109)	33,131	(30,466)	(45,037)	(1,032,162)
Maturities and recoveries	—	—	(15,980)	—	—	(15,980)	—	—	(12,470)	—	—	(12,470)
Exchange differencies	(262,770)	—	(55,294)	(483)	(53)	(318,600)	127,252	—	25,131	180	29	152,592
End of year balances	9,084,174	595,934	847,311	48,257	248,800	10,824,476	9,781,291	657,183	792,914	37,013	275,134	11,543,535
Balance as of December 31							9,923,679	618,452	892,992	40,762	260,110	11,735,995

(c)	The main assumptions used in the estimation of retirement, disability and survival annuities and individual life reserves as of March 31, 2022 and December 31, 2021, are the following:

Type	Mortality table		Interest rate
	31.03.2022	31.12.2021	31.03.2022	31.12.2021
Annuities and Lifetime RPP	SPP-S-2017, SPP-I-2017		4.77% in US$	3.70% in US$
	with improvement factor for mortality		4.20% in S/ VAC 7.21% adjustable in S/	3.77% in S/ VAC 6.84% adjustable in S/
Retirement, disability and survival	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		4.20% in S/ VAC	3.77% in S/ VAC
SCTR insurance	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		4.20% in S/ VAC	3.77% in S/ VAC
Individual life insurance contracts (included linked insurance contracts)	CSO 80 adjustable		4.00 - 5.00%	4.00 - 5.00%

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by life insurance risks; the main variables as of March 31, 2022 and December 31, 2021, are the interest rates and the mortality tables. The Group has assessed the changes of the reserves related to its most significant life insurance contracts included in the reserves of annuities, retirement, disability and survival of +/- 100 basis points (bps) in the interest rates and of +/- 500 basis points (bps) of the mortality factors, being the results as follows:

	31.03.2022			31.12.2021
		Variation in reserves			Variation in reserves
	Reserves	Amount	Percentage	Reserves	Amount	Percentage
	S/(000)	S/(000)%		S/(000)	S/(000)%
Annuities -
Portfolio in S/ and US Dollars - basis amount
Changes in interest rate: + 100 bps	8,273,400	(810,774)	(8.93)	8,995,287	(928,392)	(9.37)
Changes in interest rate: - 100 bps	10,053,701	969,527	10.67	11,041,604	1,117,925	11.27
Changes in mortality table at 105%	9,000,373	(83,801)	(0.92)	9,823,769	(99,910)	(1.01)
Changes in mortality table at 95%	9,171,854	87,680	0.97	10,028,431	104,752	1.06
Retirements, disability and survival -
Portfolio in S/ – basis amount
Changes in interest rate: + 100 bps	539,648	(56,286)	(9.45)	557,818	(60,634)	(9.80)
Changes in interest rate: - 100 bps	663,784	67,849	11.39	691,971	73,519	11.89
Changes in mortality table at 105%	589,170	(6,765)	(1.14)	611,223	(7,229)	(1.17)
Changes in mortality table at 95%	603,010	7,075	1.19	626,020	7,568	1.22
SCTR insurance -
Portfolio in S/ – basis amount
Changes in interest rate: + 100 bps	220,308	(28,492)	(11.45)	228,990	(31,120)	(11.96)
Changes in interest rate: - 100 bps	284,749	35,949	14.45	299,710	39,600	15.22
Changes in mortality table at 105%	247,022	(1,778)	(0.71)	258,161	(1,948)	(0.75)
Changes in mortality table at 95%	250,651	1,850	0.74	262,143	2,033	0.78

13.	Equity
(a)	Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share. As of March 31, 2022 and December 31, 2021, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on March 31, 2022, agreed to distribute dividends for the year 2021 for approximately US$202,025,000 (equivalent to approximately S/751,532,000, at a rate of 3.72 for each USD); equivalent to US$1.75 per share, which were paid on May 6, 2022.

The Shareholders’ Meeting of IFS held on November 24, 2021, agreed to distribute extraordinary dividends for approximately US$75,038,000 (equivalent to approximately S/301,757,000); equivalent to US$0.65 per share, which was paid on December 20, 2021.

The General Shareholders’ Meeting of IFS held on March 31, 2021, agreed to distribute dividends for the year 2020 for approximately US$88,891,000 (equivalent to approximately S/332,096,000); equivalent to US$0.77 per share, which were paid on May 6, 2021.

(b)     Treasury stock -

As of March 31, 2022 and December 31, 2021, the Company and some Subsidiaries hold 30,074 shares issued by IFS, with an acquisition cost equivalent to S/3,363,000.

(c)  Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d)	Shareholders’ equity for legal purposes (regulatory capital) -

IFS is not required to establish a regulatory capital for statutory purposes. As of March 31, 2022 and December 31, 2021, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each Subsidiary and prepared following the accounting principles and practices by their regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

(e)	Reserves -

The General Shareholders’ Meeting of IFS held on March 31, 2022, agreed to constitute reserves for S/800,000,000 charged to “Retained earnings” of the year 2021.

14.	Tax situation
(a)

IFS and its Subsidiaries incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas (see Note 2), are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and annuities from the Private Pension Fund Administration System; as well as income generated through assets related to life insurance contracts with savings component.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities — of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participations of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participations of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any period of 12 months shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposal.

(b)

Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it records the amount of Income Tax on dividends as expense of the financial year of the dividends received. In this sense, as of March 31, 2022 and 2021, the

Company has recorded an expense for S/9,916,000 and recovery for S/6,998,000, respectively, in the caption “Income Tax” of the consolidated statement of income.
(c)

IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of March 31, 2022 and December 31, 2021, was 29.5 percent, over the taxable income.

(d)

The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

Below are the taxable periods subject to review by the Tax Authority as of March 31, 2022:

- Interbank: Income Tax returns for the years 2017 to 2021, and Value-Added-Tax returns for the years 2017 to 2021.

-	Interseguro: Income Tax returns for the years 2017 to 2021, and Value-Added-Tax returns for the years 2017 to 2021.

- Seguros Sura: Income Tax returns for the years 2017 to 2018, and Value-Added-Tax returns for the years 2017 to 2018.

Given the possible interpretations that SUNAT may give to the legislation in effect, up to date it is not possible to determine whether or not any review to be conducted would result in liabilities for the Subsidiaries; any increased tax or surcharge that could arise from possible tax audits would be applied to the results of the period in which such tax increase or surcharge may be determined.

Following is the description of the main ongoing tax procedures for the Subsidiaries:

Interbank:

•

Between 2004 and 2010, Interbank received several Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started.

Regarding the tax litigations followed by Interbank related to the annual Income Tax returns for the years 2000 to 2006, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not.

The tax liability requested for this concept and other minor contingencies, as of March 31, 2022, amounts to approximately S/427,000,000 (S/425,000,000 as of December 31,2021), and includes taxes, fines and interest arrears, of which S/337,000,000 corresponded to the interest in suspense and S/90,000,000 corresponded to other minor discrepancies. From the tax and legal analysis performed, Interbank´s Management and its external legal advisers consider that there exists sufficient technical support for the prevailing of the Interbank’s position; as consequence, no provision has been recorded for this contingency as of March 31, 2022 and December 31, 2021.

•

In 2017, SUNAT closed the audit process corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed a claim procedure. To date, this process has been appealed and is pending resolution by the Tax Court.

•

In 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013. The main concept observed corresponds to the deduction of loan write-offs without proof by the SBS.

As of March 31, 2022 and December 31, 2021, the tax debt requested for this concept and other minor contingencies amounts to approximately S/41,000,000, which comprises the tax and fines.

In the opinion of Interbank’s Management and its legal advisors, any eventually additional tax settlement would not be significant for the financial statements as of March 31, 2022 and December 31, 2021.

•

In April 2019, SUNAT notified about the commencement of the definitive audit process on Income Tax withholdings of non-domiciled entities corresponding to the year 2018. To date, said audit is under process and no resolutions have been issued by SUNAT.

•

In September and December 2019, SUNAT notified Interbank about the beginning of the definitive audit process on Income Tax corresponding to the year 2014 and 2015, respectively, which are in the claim stage.

•

In July 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2012. To date, the tax debt requested by SUNAT amounted to approximately S/13,000,000.

At the date of this report, the process is under appeal, pending resolution. As of March 31, 2022, the tax debt claimed by SUNAT amounted to S/13,000,000.

•

In May 2020, Interbank was notified with the Resolution of Compliance related to the Income Tax and advance payments of the Income Tax for the year 2005 (linked to the interest in suspense). Through said notification, SUNAT increased the requested tax debt from S/1,000,000 to S/35,000,000.

•	In June 2020, Interbank filed an Appeal, which is pending of pronouncement by the Tax Court.
•

In February 2021, Interbank was notified with the Resolution of Compliance related to the Income Tax and prepaid income tax of the year 2006 (related to litigations about interest in suspense).  Through said notification, SUNAT rejected an excess payment of S/3,500,000 and determined a tax debt of S/23,000,000.

•	In December 2021, by letter No. 210011740110-01-SUNAT, SUNAT notified the Bank about the beginning of the definitive audit process on Income Tax corresponding to the year 2017.

In the opinion of Interbank’s Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of March 31, 2022 and December 31, 2021.

Interseguro:

On January 4, 2019, Interseguro was notified through a Tax Determination notice about the partial audit of the Income Tax for non-domiciled entities for Sura corresponding to January 2015. The tax debt requested by SUNAT amounts to approximately S/19,000,000. On January 30, 2019, the Company filed an appeal against the Resolution of Determination claimed by SUNAT. Considering that this debt corresponds to a period prior to the acquisition of Sura by the Group and according to the conditions of the purchase and sale agreement of this entity, this debt, if confirmed after the legal actions that Management is to file, would be assumed by the sellers. On November 12, 2020, the Tax Court issued a favorable opinion to Interseguro, revoking the Determination Resolution issued by SUNAT. As of December 31, 2021, SUNAT has not appealed the pronouncement by the Tax Court. Therefore, Interseguro has terminated this contentious-administrative procedure claimed by SUNAT.

In the opinion of Management and its legal advisers, any eventual additional tax would not be significant for the financial statements as of March 31, 2022 and December 31, 2021.

(e)	IFS’s Subsidiaries recognize the period’s Income Tax expense using the best estimate of the tax rate. The table below presents the amounts reported in the interim consolidated statements of income:

	For the three-month ended as of March 31,

	2022	2021
	S/(000)	S/(000)
Current – Expense	147,199	17,765
Deferred – (Income) expense	(52,042)	73,938
	95,157	91,703

15.	Interest income and expenses, and similar accounts
(a)	This caption is comprised of the following:

	31.03.2022	31.03.2021
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	898,699	778,057
Impact from the modification of contractual cash flows due to the loan rescheduling schemes (*)	4,368	33,686
Interest on investments at fair value through other comprehensive income	254,854	218,044
Interest on investments at amortized cost	39,886	31,861
Interest on due from banks and inter-bank funds	36,488	7,003
Dividends on financial instruments	13,303	16,001
Other interest and similar income	520	1,035
Total	1,248,118	1,085,687
Interest and similar expenses
Interest and fees on deposits and obligations	(123,217)	(83,145)
Interest on bonds, notes and other obligations	(103,854)	(101,994)
Interest and fees on obligations with financial institutions	(41,456)	(40,109)
Deposit insurance fund fees	(18,863)	(16,105)
Interest on lease payments	(3,316)	(3,705)
Other interest and similar expenses	(12,721)	(6,749)
Total	(303,427)	(251,807)
(*)

During 2022, the recognition of this interest was recorded in function of the rescheduled term for approximately S/7,602,000. Likewise, as result of the rescheduling of loans under “Reactiva Peru”, expense for approximately S/3,234,000 was recorded (during 2021, the recognition of this interest was recorded in function of the rescheduled term for approximately S/33,686,000).

16.	Fee income from financial services, net
(a)	This caption is comprised of the following:

	31.03.2022	31.03.2021
	S/(000)	S/(000)
Income
Performance obligations at a point in time:
Accounts maintenance, carriage, transfers, and debit and credit card fees	155,982	124,927
Banking services fees	49,355	53,069
Brokerage and custody services	1,978	2,469

Performance obligations over time:
Funds management	38,160	46,269
Contingent loans fees	15,581	15,894
Collection services	13,760	12,485
Commission for loans rescheduling “Reactiva Peru” program	500	—

Others	10,492	14,503
Total	285,808	269,616
Expenses
Credit cards	(36,421)	(30,125)
Credit life insurance premiums	(14,434)	(10,550)
Local banks fees	(11,248)	(6,888)
Foreign banks fees	(5,719)	(5,468)
Commission for loans rescheduling “Reactiva Peru” program	(987)	—
Registry expenses	(427)	(587)
Brokerage and custody services	(384)	(226)
Others	(11,952)	(14,514)
Total	(81,572)	(68,358)
Net	204,236	201,258

17.	Other income and (expenses)
(a)	This caption is comprised of the following:

	31.03.2022	31.03.2021
	S/(000)	S/(000)
Other income
Income from investments in associates	9,421	8,418
Gain from sale of written-off-loans	4,308	—
Other technical income from insurance operations	1,668	1,904
Services rendered to third parties	1,243	2,285
Income from ATM rentals	1,000	1,164
Other income	19,386	1,504
Total other income	37,026	15,275
Other expenses
Sundry technical insurance expenses	(16,086)	(12,579)
Commissions from insurance activities	(8,638)	(13,376)
Provision for sundry risk	(5,793)	(2,042)
Administrative and tax penalties	(1,502)	(531)
Donations	(1,010)	(1,152)
Provision for accounts receivable	(890)	(698)
Expenses related to rental income	(555)	(231)
Other expenses	(15,132)	(17,491)
Total other expenses	(49,606)	(48,100)

18.	Net premiums earned

(a)   This caption is comprised of the following:

	Premiums assumed		Adjustment of technical reserves		Gross premiums (*)		Premiums ceded to reinsurers		Net premiums earned
	31.03.2022	31.03.2021	31.03.2022	31.03.2021	31.03.2022	31.03.2021	31.03.2022	31.03.2021	31.03.2022	31.03.2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities (**)	148,308	113,533	(70,542)	(64,667)	77,766	48,866	—	—	77,766	48,866
Group life	42,029	33,682	(51)	(2,110)	41,978	31,572	(1,818)	(1,554)	40,160	30,018
Individual life	51,269	41,058	(9,614)	(19,498)	41,655	21,560	(1,588)	(1,243)	40,067	20,317
Retirement (disability and survival)	3,162	2,804	(2,979)	(1,221)	183	1,583	(127)	(122)	56	1,461
Others	—	—	(3,723)	(2,566)	(3,723)	(2,566)	—	—	(3,723)	(2,566)
Total life insurance	244,768	191,077	(86,909)	(90,062)	157,859	101,015	(3,533)	(2,919)	154,326	98,096
Total general insurance	31,085	23,804	(7,977)	1,126	23,108	24,930	(10)	(17)	23,098	24,913
Total general	275,853	214,881	(94,886)	(88,936)	180,967	125,945	(3,543)	(2,936)	177,424	123,009

(*)	It includes the annual variation of technical reserves and unearned premiums.
(**)	The variation of the adjustment of technical reserves is due mainly to aging over time.

(b)	The composition of the net claims and benefits incurred for life insurance contracts and others is presented below:

	Gross claims and benefits		Ceded claims and benefits		Net insurance claims and benefits
	31.03.2022	31.03.2021	31.03.2022	31.03.2021	31.03.2022	31.03.2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities	(175,785)	(163,027)	—	—	(175,785)	(163,027)
Group life	4,981	(54,316)	2,020	2,126	7,001	(52,190)
Individual life	(1,812)	(3,995)	(1,140)	221	(2,952)	(3,774)
Retirement (disability and survival)	(14,164)	(13,894)	1,789	2,246	(12,375)	(11,648)
Others	(4,326)	(4,172)	—	457	(4,326)	(3,715)
General insurance	(9,712)	(6,597)	—	9	(9,712)	(6,588)
	(200,818)	(246,001)	2,669	5,059	(198,149)	(240,942)

19.	Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group:

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Period 2021
Balance as of January 1, 2021	115,423	115,423	90	115,423
Sale of treasury stock	1	1	10	0
Purchase of treasury stock	(6)	(6)	5	(0)
Balance as of March 31, 2021	115,418	115,418		115,423
Net earnings attributable to IFS’s shareholders S/(000)				526,272
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				4.560
Period 2022
Balance as of January 1, 2022	115,418	115,418	90	115,418
Balance as of March 31, 2022	115,418	115,418		115,418
Net earnings attributable to IFS’s shareholders S/(000)				400,968
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				3.474

20.	Transactions with shareholders, related parties and affiliated entities
(a)

The table below presents the main transactions with shareholders, related parties and affiliated companies as of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021:

	31.03.2022	31.12.2021
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss	100,019	112,096
Investments at fair value through other comprehensive income	64,221	65,357
Loans, net (b)	1,249,733	1,323,580
Accounts receivable	131,281	131,541
Other assets	11,646	8,694
Liabilities
Deposits and obligations	807,619	999,754
Other liabilities	12,511	12,809
Off-balance sheet accounts
Indirect loans (b)	85,312	105,604

	31.03.2022	31.03.2021
	S/(000)	S/(000)
Income (expenses)
Interest and similar income	15,608	17,375
Rental income	8,536	4,555
Valuation of financial derivative instruments	—	1,144
Administrative expenses	(8,670)	(9,670)
Interest and similar expenses	(2,229)	(575)
Others, net	7,983	14,191

(b)	As of March 31, 2022 and December 31, 2021, the detail of loans is the following:

	31.03.2022			31.12.2021
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,006,080	28,839	1,034,919	1,076,393	45,522	1,121,915
Associates	243,653	56,473	300,126	247,187	60,082	307,269
	1,249,733	85,312	1,335,045	1,323,580	105,604	1,429,184

(c)

As of March 31, 2022 and December 31, 2021, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian law, which regulates and limits on certain transactions with employees, directors and executives of financial entities. As of March 31, 2022 and December 31, 2021, direct loans to employees, directors and executives amounted to S/214,329,000 and S/212,967,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.
(d)	The Group’s key personnel basic remuneration for the three-month periods ended March 31, 2022 and 2021, is presented below:

	31.03.2022	31.03.2021
	S/(000)	S/(000)
Salaries	10,983	9,613
Board of Directors’ compensations	881	1,004
Total	11,864	10,617

(e)

In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS. Taxes generated by these transactions and the taxable base used for computing them are those customarily used in the industry and they are determined according to the tax rules in force.

21.	Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”). The Group presents three operating segments based on products and services, as follows:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides life annuity products with single-premium payment and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

The following table presents the Group’s financial information by business segments for the three-month periods ended March 31, 2022 and 2021:

	31.03.2022
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (*)
Third party	1,304,210	361,281	51,813	16,451	1,733,755
Inter-segment	(18,213)	(23)	(2,145)	20,381	—
Total income	1,285,997	361,258	49,668	36,832	1,733,755
Consolidated statement of income data
Interest and similar income	1,009,960	202,627	35,289	242	1,248,118
Interest and similar expenses	(261,927)	(30,713)	(9,289)	(1,498)	(303,427)
Net interest and similar income	748,033	171,914	26,000	(1,256)	944,691
Impairment loss on loans, net of recoveries	(151,694)	—	2,099	—	(149,595)
Recovery (loss) due to impairment of financial investments	(51)	5,092	(3,005)	(10)	2,026
Net interest and similar income after impairment loss on loans	596,288	177,006	25,094	(1,266)	797,122
Fee income from financial services, net	183,153	(2,117)	40,795	(17,595)	204,236
Net loss on sale of financial investments	(3,262)	(7,295)	(24,829)	—	(35,386)
Other income	114,359	(9,358)	558	33,804	139,363
Total net premiums earned minus claims and benefits	—	(20,725)	—	—	(20,725)
Depreciation and amortization	(61,085)	(6,108)	(3,668)	1,406	(69,455)
Other expenses	(393,400)	(93,203)	(32,235)	7,086	(511,752)
Income before translation result and Income Tax	436,053	38,200	5,715	23,435	503,403
Translation result	(28,401)	447	(3,102)	26,111	(4,945)
Income Tax	(85,222)	—	378	(10,313)	(95,157)
Net profit for the period	322,430	38,647	2,991	39,233	403,301
Attributable to:
IFS’s shareholders	322,430	38,647	2,991	36,900	400,968
Non-controlling interest	—	—	—	2,333	2,333
	322,430	38,647	2,991	39,233	403,301
(*)	Corresponds to interest and similar income, other income and net premiums earned.

	31.03.2021
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (*)
Third party	1,209,819	447,141	134,809	5,844	1,797,613
Inter-segment	(6,447)	—	(10,432)	16,879	—
Total income	1,203,372	447,141	124,377	22,723	1,797,613
Consolidated statement of income data
Interest and similar income	865,024	175,921	37,819	6,923	1,085,687
Interest and similar expenses	(218,063)	(22,515)	(9,585)	(1,644)	(251,807)
Net interest and similar income	646,961	153,406	28,234	5,279	833,880
Impairment loss on loans, net of recoveries	(188,943)	—	(61)	—	(189,004)
(Loss) recovery due to impairment of financial investments	(43)	46,874	392	—	47,223
Net interest and similar income after impairment loss on loans	457,975	200,280	28,565	5,279	692,099
Fee income from financial services, net	160,218	(2,408)	49,337	(5,889)	201,258
Net gain on sale of financial investments	98,506	87,619	19,959	—	206,084
Other income	86,071	63,000	27,694	4,810	181,575
Total net premiums earned minus claims and benefits	—	(117,933)	—	—	(117,933)
Depreciation and amortization	(59,124)	(6,311)	(3,680)	1,454	(67,661)
Other expenses	(344,817)	(72,439)	(28,671)	1,546	(444,381)
Income before translation result and Income Tax	398,829	151,808	93,204	7,200	651,041
Translation result	1,645	(14,738)	(2,674)	(14,823)	(30,590)
Income Tax	(80,666)	—	(3,643)	(7,394)	(91,703)
Net profit (loss) for the period	319,808	137,070	86,887	(15,017)	528,748
Attributable to:
IFS’s shareholders	319,808	137,070	86,887	(17,493)	526,272
Non-controlling interest	—	—	—	2,476	2,476
	319,808	137,070	86,887	(15,017)	528,748
(*)	Corresponds to interest and similar income, other income and net premiums earned.

	31.03.2022
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	59,096	6,449	1,544	259	67,348
Total assets	65,402,604	14,386,244	5,253,738	341,325	85,383,911
Total liabilities	58,864,837	13,293,305	4,053,707	150,369	76,362,218

	31.12.2021
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	216,786	157,186	40,114	616	414,702
Total assets	68,584,019	15,254,493	5,722,539	392,858	89,953,909
Total liabilities	61,581,982	14,380,847	4,427,452	8,266	80,398,547

(*)	It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

The distribution of the Group’s total income based on the location of the customer and its assets, for the quarter ended March 31, 2022, is S/1,695,959,000 in Peru and S/37,796,000 in Panama (for the three-month periods ended March 31, 2021, was S/1,690,396,000 in Peru and S/107,217,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of March 31, 2022 is S/80,281,559,000 in Peru and S/5,102,352,000 in Panama (for the year ended December 31, 2021, was S/84,391,264,000 in Peru and S/5,562,645,000 in Panama).

22.	Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of March 31, 2022 and December 31, 2021, are presented below:

	As of March 31, 2022
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	13,440,799	13,440,799
Inter-bank funds	—	—	—	250,027	250,027
Financial investments	2,469,662	17,968,666	592,456	3,275,905	24,306,689
Loans, net	—	—	—	42,281,059	42,281,059
Due from customers on acceptances	—	—	—	48,174	48,174
Other accounts receivable and other assets, net	537,827	—	—	874,485	1,412,312
	3,007,489	17,968,666	592,456	60,170,449	81,739,060
Financial liabilities
Deposits and obligations	—	—	—	46,502,713	46,502,713
Due to banks and correspondents	—	—	—	7,516,160	7,516,160
Bonds, notes and other obligations	—	—	—	7,821,777	7,821,777
Due from customers on acceptances	—	—	—	48,174	48,174
Insurance contract liabilities	—	—	—	11,031,107	11,031,107
Other accounts payable, provisions and other liabilities	374,080	—	—	2,849,471	3,223,551
	374,080	—	—	75,769,402	76,143,482

	As of December 31, 2021
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	17,104,465	17,104,465
Inter-bank funds	—	—	—	30,002	30,002
Financial investments	2,706,271	17,921,275	623,718	3,296,030	24,547,294
Loans, net	—	—	—	43,005,583	43,005,583
Due from customers on acceptances	—	—	—	152,423	152,423
Other accounts receivable and other assets, net	793,361	—	—	629,472	1,422,833
	3,499,632	17,921,275	623,718	64,217,975	86,262,600
Financial liabilities
Deposits and obligations	—	—	—	48,897,944	48,897,944
Due to banks and correspondents	—	—	—	8,522,849	8,522,849
Bonds, notes and other obligations	—	—	—	8,389,672	8,389,672
Due from customers on acceptances	—	—	—	152,423	152,423
Insurance contract liabilities	—	—	—	11,958,058	11,958,058
Other accounts payable, provisions and other liabilities	413,797	—	—	1,865,080	2,278,877
	413,797	—	—	79,786,026	80,199,823

23.	Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

To manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro and Inteligo Bank, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS. The Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries. Also, the Company operates an Internal Audit Division in charge of the monitoring of the processes and controls deemed key to secure an adequate risk control under the standards defined by the Sarbanes-Oxley Act.

A full description of the Group’s financial risk management is presented in Note 30 “Financial risk management” of the Annual Consolidated Financial Statements; following is presented the financial information related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a)	Credit risk management for loans -

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (credit card, mortgage, payroll loan, consumer loan and vehicular loan), (ii) Small Business Banking (segments S1, S2 and S3), and (iii) Commercial Banking (corporate, institutional, companies and real estate). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 30.1(d) of the audited Annual Consolidated Financial Statements.

Additionally, as consequence of the Covid-19 pandemic, the behavior and performance of the expected credit losses of the retail and commercial clients has been affected, thus requiring a greater monitoring of results, which has also implied to perform certain subsequent adjustments to the expected loss model to be able to capture the effects of the current situation, which has generated a high level of uncertainty in the estimation of the loans expected loss.

In compliance with the policy of monitoring the Group’s credit risk, during 2021 Interbank performed the recalibration process of its risk parameters for the calculation of the expected credit losses.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments. Said risks are monitored on a revolving basis and subject to continuous review.

(b)	Offsetting of financial assets and liabilities -

The information contained in the tables below includes financial assets and liabilities that:

-Are offset in the statement of financial position of the Group; or

-

Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the

Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

(b.1)	Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of March 31, 2022 and December 31, 2021, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of March 31, 2022
Derivatives, Note 8(b)	537,827	—	537,827	(151,168)	(222,989)	163,670
Total	537,827	—	537,827	(151,168)	(222,989)	163,670
As of December 31, 2021
Derivatives, Note 8(b)	793,361	—	793,361	(279,024)	(174,790)	339,547
Total	793,361	—	793,361	(279,024)	(174,790)	339,547

(b.2)	Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of March 31, 2022 and December 31, 2021, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees pledged (Note 4(d))	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of March 31, 2022
Derivatives, Note 8(b)	374,080	—	374,080	(151,168)	(97,055)	125,857
Total	374,080	—	374,080	(151,168)	(97,055)	125,857
As of December 31, 2021
Derivatives, Note 8(b)	413,797	—	413,797	(279,024)	(121,613)	13,160
Total	413,797	—	413,797	(279,024)	(121,613)	13,160

(c)	Foreign exchange risk -

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of March 31, 2022, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.695 per US$1 bid and S/3.701 per US$1 ask (S/3.975 and S/3.998 as of December 31, 2021, respectively). As of March 31, 2022, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.698 per US$1 (S/3.987 as of December 31, 2021).

The table below presents the detail of the Group’s position:

	As of March 31, 2022				As of December 31, 2021
	US Dollars	Soles	Other currencies	Total	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	8,322,276	4,656,216	462,307	13,440,799	10,415,166	6,062,879	626,420	17,104,465
Inter-bank funds	—	250,027	—	250,027	—	30,002	—	30,002
Financial investments	7,746,709	16,457,470	102,510	24,306,689	8,709,754	15,708,023	129,517	24,547,294
Loans, net	11,151,603	31,129,456	—	42,281,059	12,086,570	30,919,013	—	43,005,583
Due from customers on acceptances	48,174	—	—	48,174	152,423	—	—	152,423
Other accounts receivable and other assets, net	203,499	1,204,005	4,808	1,412,312	222,795	1,199,349	689	1,422,833
	27,472,261	53,697,174	569,625	81,739,060	31,586,708	53,919,266	756,626	86,262,600
Liabilities
Deposits and obligations	19,239,801	26,770,219	492,693	46,502,713	20,003,314	28,382,727	511,903	48,897,944
Due to banks and correspondents	820,670	6,695,490	—	7,516,160	757,039	7,765,810	—	8,522,849
Bonds, notes and other obligations	7,044,202	777,575	—	7,821,777	7,616,634	773,038	—	8,389,672
Due from customers on acceptances	48,174	—	—	48,174	152,423	—	—	152,423
Insurance contract liabilities	3,970,432	7,060,675	—	11,031,107	5,241,284	6,716,774	—	11,958,058
Other accounts payable, provisions and other liabilities	1,732,382	1,489,239	1,930	3,223,551	523,281	1,753,975	1,621	2,278,877
	32,855,661	42,793,198	494,623	76,143,482	34,293,975	45,392,324	513,524	80,199,823
Forwards position, net	2,305,309	(2,371,318)	66,009	—	(378,778)	464,885	(86,107)	—
Currency swaps position, net	1,469,770	(1,469,770)	—	—	2,171,025	(2,171,025)	—	—
Cross currency swaps position, net	1,968,311	(1,968,311)	—	—	2,123,300	(2,123,300)	—	—
Options position, net	(46)	46	—	—	(3)	3	—	—
Monetary position, net	359,944	5,094,623	141,011	5,595,578	1,208,277	4,697,505	156,995	6,062,777

As of March 31, 2022, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$637,726,000, equivalent to S/2,358,311,000 (US$651,240,000, equivalent to S/2,596,494,000 as of December 31, 2021).

24.	Fair value
(a)	Financial instruments measured at their fair value and fair value hierarchy -

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of March 31, 2022				As of December 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	814,468	599,347	1,055,847	2,469,662	978,978	633,400	1,093,893	2,706,271
Debt instruments measured at fair value through other comprehensive income	11,046,904	6,737,567	—	17,784,471	11,194,459	6,435,328	—	17,629,787
Equity instruments measured at fair value through other comprehensive income	546,671	8,805	36,980	592,456	556,162	27,686	39,870	623,718
Derivatives receivable	—	537,827	—	537,827	—	793,361	—	793,361
	12,408,043	7,883,546	1,092,827	21,384,416	12,729,599	7,889,775	1,133,763	21,753,137
Accrued interest				184,195				291,488
Total financial assets				21,568,611				22,044,625
Financial liabilities
Derivatives payable	—	374,080	—	374,080	—	413,797	—	413,797

(*)	As of March 31, 2022 and December 31, 2021, correspond mainly to participations in mutual funds and investment funds.

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity.

Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.).

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

During the year 2022 and 2021, there were no transfers of financial instruments to or from level 3 to level 1 or level 2.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy.

	31.03.2022	31.12.2021
	S/(000)	S/(000)
Initial balance as of January 1	1,133,763	514,922
Purchases	61,629	629,543
Sales	(104,305)	(237,870)
Gain recognized on the consolidated statement of income	1,740	227,168
Final balance	1,092,827	1,133,763

(b)	Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of March 31, 2022					As of December 31, 2021
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	13,440,799	—	13,440,799	13,440,799	—	17,104,465	—	17,104,465	17,104,465
Inter-bank funds	—	250,027	—	250,027	250,027	—	30,002	—	30,002	30,002
Investments at amortized cost	3,060,279	—	—	3,060,279	3,275,905	3,181,392	—	—	3,181,392	3,296,030
Loans, net	—	41,710,726	—	41,710,726	42,281,059	—	42,892,599	—	42,892,599	43,005,583
Due from customers on acceptances	—	48,174	—	48,174	48,174	—	152,423	—	152,423	152,423
Other accounts receivable and other assets, net	—	874,485	—	874,485	874,485	—	629,472	—	629,472	629,472
Total	3,060,279	56,324,211	—	59,384,490	60,170,449	3,181,392	60,808,961	—	63,990,353	64,217,975
Liabilities
Deposits and obligations	—	46,518,424	—	46,518,424	46,502,713	—	48,914,408	—	48,914,408	48,897,944
Due to banks and correspondents	—	7,167,324	—	7,167,324	7,516,160	—	8,274,484	—	8,274,484	8,522,849
Bonds, notes and other obligations	6,552,980	1,151,675	—	7,704,655	7,821,777	7,286,082	1,202,219	—	8,488,301	8,389,672
Due from customers on acceptances	—	48,174	—	48,174	48,174	—	152,423	—	152,423	152,423
Insurance contract liabilities	—	11,031,107	—	11,031,107	11,031,107	—	11,958,058	—	11,958,058	11,958,058
Other accounts payable and other liabilities	—	2,849,471	—	2,849,471	2,849,471	—	1,865,080	—	1,865,080	1,865,080
Total	6,552,980	68,766,175	—	75,319,155	75,769,402	7,286,082	72,366,672	—	79,652,754	79,786,026

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i)

Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of March 31, 2022 and December 31, 2021, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii)

Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii)

Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

25.	Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held as trust are not included in the consolidated financial statements.

As of March 31, 2022 and December 31, 2021, the value of the managed off-balance sheet financial assets is as follows:

	31.03.2022	31.12.2021
	S/(000)	S/(000)
Investment funds	17,351,877	18,669,786
Mutual funds	4,088,790	4,310,914
Total	21,440,667	22,980,700

26.	Subsequent events

•

On March 22, 2022, Interbank’s Board of Directors approved, subject to market conditions, the issuance of unsecured corporate bonds to be placed on the international and/or domestic market under Rule 144A and/or Regulation S of the U.S. Securities Act of 1933, with a maturity of up to 10 years and up to an amount of US$500,000,000, or its equivalent in Soles (the “New Bonds”). Subject to market conditions, these New Bonds may be issued (i) through one or more issuances in US Dollars and/or Soles, including the reopening of any such new Bond issues, and/or; (ii) for the formulation of one or more exchange offers, tender offers and/or redemption options for some or all of the corporate bonds previously issued by the Bank (the “Outstanding Bonds”).

•

On April 13, 2022, IFS acquired 50 percent of the capital stock of Procesos de Medios de Pago S.A. (henceforth “PMP”). The aforementioned acquisition led IFS to hold, directly and indirectly, 100 percent of the issued capital stock of PMP. Before this transaction, IFS held directly 50 percent of the capital stock of PMP through its subsidiary Interbank and is presented as Investment in Associates in the caption “Other accounts receivable and other assets, net”.